FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of September 30, 2018.

CONDENSED INTERIM FINANCIAL STATEMENTS FOR

THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2018

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

	Notes	09.30.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	7	87,821,856	38,235,942	48,164,949
Cash		18,477,265	7,977,326	14,176,643
Financial institutions and correspondents		69,344,591	30,258,616	33,988,306
Argentine Central Bank (BCRA)		62,851,235	29,427,394	31,248,052
Other in the country and abroad		6,493,356	831,222	2,740,254
Debt securities at fair value through profit or loss	8	475,431	5,795,638	3,671,503
Derivatives	9	63,881	142,745	53,723
Repo transactions	10	9,582,646	6,329,939	58,322
Other financial assets	11	6,707,106	2,664,139	825,117
Loans and other financing	12	178,638,563	127,807,714	78,560,081
Non-financial government sector		177	218	98,819
Argentine Central Bank (BCRA)		1	—	—
Other financial institutions		9,634,439	4,608,947	2,661,976
Non-financial private sector and residents abroad		169,003,946	123,198,549	75,799,286
Other debt securities	13	30,982,187	16,298,834	9,194,483
Financial assets pledged as collateral	14	6,301,957	3,250,464	2,184,194
Current income tax assets	15 a)	385	9,340	1,521
Investments in equity instruments	16	129,234	127,287	70,808
Investments in associates	17	1,781,225	889,433	944,687
Property, plant and equipment	18	9,172,910	9,419,862	8,231,404
Intangible assets	19	596,310	436,120	315,637
Deferred income tax assets		100,826	21,053	7,112
Other non-financial assets	20	1,375,031	1,530,269	1,468,920
Assets held for sale	21	252,805	196,379	—

TOTAL ASSETS		333,982,353	213,155,158	153,752,461

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	09.30.18	12.31.17	12.31.16
LIABILITIES
Deposits	22 and Exhibit H	247,227,968	153,934,671	114,610,296
Non-financial government sector		2,030,030	1,042,016	2,640,909
Financial sector		196,891	166,970	222,974
Non-financial private sector and residents abroad		245,001,047	152,725,685	111,746,413
Liabilities at fair value through profit or loss	23	1,345,749	—	—
Derivative instruments	9	4,431,577	229,775	58,305
Repo transactions	10	—	285,410	135,139
Other financial liabilities	24	21,934,634	14,002,353	7,785,545
Financing received from the BCRA and other financial institutions	25	5,757,714	691,295	705,080
Corporate bonds issued	26	1,735,343	2,052,490	1,786,285
Current income tax liabilities	15 b)	2,548,311	1,469,886	1,104,739
Provisions	27 and Exhibit J	3,448,015	2,127,857	901,519
Deferred income tax liabilities		48,074	518,977	987,329
Other non-financial liabilities	28	9,776,753	7,458,086	5,588,729

TOTAL LIABILITIES		298,254,138	182,770,800	133,662,966

EQUITY
Share capital	29	612,660	612,660	536,878
Non-capital contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserves		17,424,932	14,516,667	11,783,995
Retained earnings		4,014,897	3,260,218	3,438,188
Accumulated other comprehensive income		(79,386)	4,889	98,169
Income for the period		6,677,059	4,632,944	3,465,702

Equity attributable to owners of the Bank		35,699,118	30,076,334	19,818,422
Equity attributable to non-controlling interests		29,097	308,024	271,073

TOTAL EQUITY		35,728,215	30,384,358	20,089,495

TOTAL LIABILITIES AND EQUITY		333,982,353	213,155,158	153,752,461

The accompanying explanatory notes and exhibits are an integral part of these financial statements.

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.18	Accumulated as of 09.30.17	Quarter from 07.01.18 to 09.30.18	Quarter from 07.01.17 to 09.30.17
Interest income	30	29,718,075	15,603,997	12,299,911	5,245,596
Interest expenses	31	(12,051,588)	(5,192,818)	(5,735,581)	(1,793,418)

Net interest income		17,666,487	10,411,179	6,564,330	3,452,178

Commission income	32	8,160,095	4,936,557	3,847,287	1,852,853
Commission expenses	33	(4,868,367)	(3,008,549)	(1,991,381)	(1,098,189)

Net commission income		3,291,728	1,928,008	1,855,906	754,664

Net income/(loss) from financial instruments at fair value through profit or loss	34	(90,424)	1,855,096	138,510	988,948
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	35	(54,157)	6,723	12,774	35
Foreign exchange gains/(losses)	36	4,329,081	1,372,182	1,624,223	634,133
Other operating income	37	3,655,282	3,253,816	1,152,946	785,157
Loan loss provision	Exhibit R	(2,363,194)	(1,395,009)	(1,032,752)	(596,238)

Net operating income		26,434,803	17,431,995	10,315,937	6,018,877

Personnel benefits	38	(6,390,864)	(4,866,369)	(2,503,707)	(1,673,055)
Administrative expenses	39	(4,980,915)	(3,791,092)	(1,826,091)	(1,285,047)
Depreciation and amortization	40	(626,686)	(468,940)	(219,784)	(166,418)
Other operating expenses	41	(5,217,967)	(4,271,191)	(1,635,777)	(1,029,978)

Operating income		9,218,371	4,034,403	4,130,578	1,864,379

Income from associates		210,212	386,661	48,892	139,237

Income before income tax		9,428,583	4,421,064	4,179,470	2,003,616

Income tax	15 c)	(2,661,049)	(1,299,810)	(1,131,938)	(610,956)

Net income for the period		6,767,534	3,121,254	3,047,532	1,392,660

Net income for the period attributable to:
Owners of the Bank		6,677,059	3,094,050	3,007,841	1,381,486
Non-controlling interests		90,475	27,204	39,691	11,174

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Numerator:
Net income attributable to owners of the Bank	6,677,059	3,094,050
Net income attributable to owners of the Bank adjusted to reflect the effect of dilution	6,677,059	3,094,050
Denominator:
Weighted average of outstanding ordinary shares for the period	612,659,638	555,184,914
Weighted average of outstanding ordinary shares for the period adjusted to reflect the effect of dilution	612,659,638	555,184,914
Earnings per basic share (stated in thousands of pesos)	10.8985	5.5730
Earnings per diluted share (stated in thousands of pesos) (1)	10.8985	5.5730

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

	Accumulated as of 09.30.18	Accumulated as of 09.30.17	Quarter from 07.01.18 to 09.30.18	Quarter from 07.01.17 to 09.30.17
Net income	6,767,534	3,121,254	3,047,532	1,392,660
Other comprehensive income components not to be reclassified to income/(loss) for the period:
Post-employment defined benefits plans
Accumulated actuarial income/(loss) for post-employment defined benefits plans	(5,322)	(2,698)	—	—
Income tax	1,600	944	—	—

	(3,722)	(1,754)	—	—

Total Other Comprehensive Income/(Loss) not to be re-classified to income/(loss) for the period	(3,722)	(1,754)	—	—
Other Comprehensive Income components to be re-classified to income/(loss) for the period:
Profits or losses for financial instruments at fair value through OCI (Item 4.1.2a of IFRS 9)
Income/(loss) for the period from financial instruments at fair value through OCI	(363,357)	(100,794)	(258,594)	(86,303)
Adjustment for reclassifications for the period	54,155	(90,672)	42,612	(136)
Income tax	92,885	66,923	65,773	38,945

	(216,317)	(124,543)	(150,209)	(47,494)

Share in Other Comprehensive Income from associates and joint ventures booked by application of the equity method
Income for the period for the share in OCI from associates at equity-method	135,764	1,710	32,931	7,485

	135,764	1,710	32,931	7,485

Total Other Comprehensive Income/(Loss) to be reclassified to income/(loss) for the period	(80,553)	(122,833)	(117,278)	(40,009)
Total Other Comprehensive Income/(Loss) for the period	(84,275)	(124,587)	(117,278)	(40,009)

Total comprehensive income	6,683,259	2,996,667	2,930,254	1,352,651

Total comprehensive income:
Attributable to owners of the Bank	6,592,784	2,969,463	2,890,563	1,341,477
Attributable to non-controlling interests	90,475	27,204	39,691	11,174

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

(stated in thousands of pesos)

	Capital	Non-capital contributions		Other comprehensive income		Cumulative results
Transactions	Share capital	Share premium	Adjustments to equity	Fair value reserve	Other	Legal reserve	Optional reserve	Retained earnings	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548	—	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 56)	—	—	—	14,922	(10,033)	—	—	4,014,897	4,019,786	308,024	4,327,810

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	14,922	(10,033)	4,027,251	10,489,416	7,893,162	30,076,334	308,024	30,384,358

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	6,677,059	6,677,059	90,475	6,767,534
- Other Comprehensive Income/(Loss) for the period	—	—	—	(216,317)	132,042	—	—	—	(84,275)	—	(84,275)
- Allocation of unappropriated retained earnings as per the Shareholders’ Meeting held on April 10, 2018
Legal reserve	—	—	—	—	—	775,653	—	(775,653)	—	—	—
Cash dividends	—	—	—	—	—	—	—	(970,000)	(970,000)	—	(970,000)
Other	—	—	—	—	—	—	2,132,612	(2,132,612)	—	—	—
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	(935)	(935)
- Capital increase in subsidiary	—	—	—	—	—	—	—	—	—	23,055	23,055
- Loss of control of subsidiary										(391,522)	(391,522)

Balances at period end	612,660	6,735,977	312,979	(201,395)	122,009	4,802,904	12,622,028	10,691,956	35,699,118	29,097	35,728,215

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

(stated in thousands of pesos)

	Capital	Non-capital contributions		Other comprehensive income		Cumulative results
Transactions	Share capital	Share premium	Adjustments to equity	Fair value reserve	Other	Legal reserve	Optional reserve	Retained earnings	Total equity attributable to owners of the Bank	Non- controlling interest	Total equity
Balance at the beginning of the year	536,878	182,511	312,979	—		3,298,517	8,485,478	3,643,672	16,460,035	—	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 56)	—	—	—	100,117	(1,948)	—	—	3,260,218	3,358,387	271,073	3,629,460

Adjusted balance at the beginning of the year	536,878	182,511	312,979	100,117	(1,948)	3,298,517	8,485,478	6,903,890	19,818,422	271,073	20,089,495

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	3,094,050	3,094,050	27,204	3,121,254
- Other Comprehensive Income/(Loss) for the period	—	—	—	(124,543)	(44)	—	—	—	(124,587)	—	(124,587)
- Allocation of unappropriated retained earnings as per the Shareholders’ Meeting held on March 30, 2017
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—	—	—
Cash dividends	—	—	—	—	—	—	—	(911,000)	(911,000)	—	(911,000)
Other	—	—	—	—	—	—	2,003,938	(2,003,938)	—	—	—
- Subscription for shares approved as per the Shareholders’ Meeting held on June 13, 2017	75,782	6,556,640	—	—	—	—	—	—	6,632,422	—	6,632,422
- Other transactions	—	—	—	—	—	—	—	—	—	(211)	(211)

Balances at period end	612,660	6,739,151	312,979	(24,426)	(1,992)	4,027,251	10,489,416	6,354,268	28,509,307	298,066	28,807,373

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Cash flows from operating activities
Income before Income Tax	9,428,583	4,421,064
Adjustments to obtain flows from operating activities:	(23,260,863)	(1,296,090)
Depreciation and amortization	626,686	468,940
Net impairment loss	2,363,194	1,395,009
Other adjustments	(26,250,743)	(3,160,039)
Net decreases from operating assets:	(72,414,986)	(51,477,534)
Debt securities at fair value through profit or loss	5,106,363	(1,805,097)
Derivatives	132,799	53,723
Reverse repurchase agreements	(3,055,859)	(5,057,830)
Loans and other financing	(52,294,324)	(32,869,113)
Non-financial government sector	41	98,552
Other financial institutions	(1,136,055)	(862,182)
Non-financial private sector and residents abroad	(51,158,310)	(32,105,483)
Other debt securities	(15,244,323)	(5,539,666)
Financial assets pledged as collateral	(3,051,759)	(1,546,914)
Investments in equity instruments	(1,947)	2,308
Other assets	(4,005,936)	(4,714,945)
Net increases from operating liabilities:	101,935,056	22,754,598
Deposits	91,270,354	15,164,816
Non-financial government sector	988,014	(1,112,585)
Financial sector	29,921	(137,858)
Non-financial private sector and residents abroad	90,252,419	16,415,259
Liabilities at fair value through profit or loss	1,345,749	44,415
Derivative instruments	(67,810)	44,485
Repo transactions	(285,410)	1,108,021
Other liabilities	9,672,173	6,392,861
Income tax paid	(794,250)	(571,412)

Total cash flows generated by / (used in) operating activities	14,893,540	(26,169,374)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Cash flows from investing activities
Payments:	(96,337)	(1,582,113)
Purchase of property, plant, and equipment, intangible assets and other assets	(94,672)	(1,582,103)
Purchase of debt or equity instruments issued by other entities	(1,665)	—
Collections:	854,668	241,561
Sale of property, plant and equipment, intangible assets and other assets	527,436	—
Other collections related to investing activities	327,232	241,561
Total cash flows generated by / (used in) investing activities	758,331	(1,340,552)

Cash flows from financing activities
Payments:	(1,591,469)	(1,946,632)
Dividends	(970,935)	(911,000)
Non-subordinated corporate bonds	(350,312)	(699,354)
Financing to local financial institutions	(262,601)	(332,183)
BCRA	(7,621)	(4,095)
Collections:	6,873,386	6,632,422
Financing by local financial institutions	—	6,632,422
Other collections from financing activities	6,873,386	—

Total cash flows generated by financing activities	5,281,917	4,685,790

Effect of exchange rate changes on cash and cash equivalents balances
Total changes in cash flows	28,722,481	2,382,329

Net increase / (net decrease) in cash and cash equivalents	49,656,269	(20,441,807)

Cash and cash equivalents at the beginning of the year (1)	38,235,942 (1)	48,164,949

Cash and cash equivalents at the end of the period (1)	87,892,211 (2)	27,723,142

(1)	Note 7.
(2)	Cash and cash equivalents as of September 30, 2018 include 70,355 corresponding to VWFS, net of eliminations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR

THE PERIOD ENDED SEPTEMBER 30, 2018

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, indistinctly, “BBVA Francés” or the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “controlling entity”), which directly and indirectly controls the Entity, with 66.55% of the share capital as of September 30, 2018.

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•	BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent;

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual investment products;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime called the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Administration (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009 whereby retirement and pension funds management companies interested in reconverting their social purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention of reconverting. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, through a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

•

Volkswagen Financial Services Compañía Financiera S.A. (VWFS): On September 25, 2018, BBVA Francés ceased to have control over the company due to the termination of the two-year term committed by the Entity to provide financing to the company if it would fail to diversify its sources of funding. According to International Financial Reporting Standard (IFRS) No. 11 “Joint Arrangements”, Volkswagen Financial Services Compañía Financiera S.A. qualifies as a joint arrangement and, as such, it has been deconsolidated effective since September 25, 2018.

Argentine Capital Markets Law No. 26,831, enacted on December 28, 2012 and amended by Law No. 27,440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in its Section 47 that agents have an obligation to register before the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Fund Investment Products under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as Mutual Investment Funds Products Management Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

These condensed financial statements for the nine-month period ended September 30, 2018 are part of the period covered by the first annual financial statements prepared pursuant to the reporting framework established by the Argentine Central Bank (B.C.R.A.) that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial instruments” and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions. Besides, given the effectiveness of Communication “A” 3921 issued by the B.C.R.A., the Entity has not applied International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies” in the preparation of these financial statements (“financial reporting framework established by the BCRA”).

The exceptions described are a deviation from IFRS and are detailed below:

a)

Had the impairment model set forth in Section 5.5 “Impairment” of IFRS 9 been applied, assets would have decreased by 2,385 and 247,851 as of September 30, 2018 and December 31, 2017, respectively. Likewise, the income for the nine-month period ended September 30, 2018 would have increased by 245,466 and retained earnings would have decreased by 247,851.

b)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 2,207,318 and 1,185,800 as of September 30, 2018 and December 31, 2017, respectively. Likewise, the result for the nine-month periods ended September 30, 2018 and September 30, 2017 would have increased by 1,021,518 and 1,185,800, respectively.

c)

In the particular case of IAS No. 29, due to the effectiveness of Communication “A” 3921 issued by the B.C.R.A. which prohibits the presentation of information adjusted for inflation, the Entity has not quantified the effect that would derive from the application thereof.

As this is an interim period, the Group has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the interim financial statements as of March 31, 2018. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from March 31. 2018 are included.

As of September 30, 2018, no new standards were adopted for the period ended on that date that may affect these financial statements.

Furthermore, the B.C.R.A., through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of November 22, 2018.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

According to IAS No. 29, entities are required to restate financial statements stated in local currency as their functional currency to reflect the changes in the purchasing power of such currency, based on the existence or not of a hyperinflationary economy. IAS No. 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, the Argentine economy would qualify as a hyperinflationary economy according to the guidelines set forth under IAS No. 29. Therefore, IAS No. 29 should be applied in preparing financial statements under IFRS for annual or interim periods ending after July 1, 2018.

IAS 29 sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated for the changes in the general pricing power of the functional currency for the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. To that effect, non-monetary items shall include the inflation from the date of acquisition or the date of revaluation, as applicable.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As stated below, considering the restriction for the preparation of financial statements adjusted for inflation as set forth in Communication “A” 3921 issued by the B.C.R.A., the Group does not apply, and will not apply during the effectiveness of such restriction, financial statements restatement mechanisms.

The existence of such inflationary economic environment affects the Group’s financial position and results of operations; therefore, the impact of inflation should be taken into consideration in understanding the Group’s information reported in these interim condensed financial statements.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of September 30, 2018 were the same as those described in Note 4.1. and 4.2. to the interim financial statements as of March 31, 2018.

In addition, the Bank applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the interim financial statements as of March 31, 2018.

5.	Significant accounting policies

The Group has consistently applied the accounting policies described in Note 5 to the interim consolidated financial statements as of March 31, 2018, in all periods presented in these financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting framework established by the BCRA. Note 56 details the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the nine-month period ended September 30, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The interim financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

6.	IFRS issued but not yet effective

A series of new standards and changes to the standards will become effective after January 1, 2019, with early adoption allowed.

The Group has decided not to make early adoption of these new regulations or changes to regulations in force in the preparation of these consolidated financial statements.

The Group considers the only standard that may have a potentially significant impact on the financial standing and the results of the Group is IFRS 16 - “Leases”, which will replace the current standards on leases for fiscal years beginning on or after January 1, 2019.

IFRS 16 introduces a single lease accounting model for lessees, whereby a right-of-use asset and a lease liability for the obligation of making payments for the lease are recognized. There are exemptions allowing not to recognize short-term leases and low-value leases.

IFRS 16 does not introduce any changes to the lessor’s accounting, that is to say, leases are still classified as financial or operating.

The Group acts as lessor of a series of branches and offices, which is why the Group is expected to recognize new assets for the right to use such real estate and the related debt for leases. The Group has not yet completed the assessment of the amounts that will be required to be recognized in the following fiscal year as a consequence of IFRS 16 becoming effective.

7.	Cash and deposits in banks

The breakdown of the item in the Consolidated Balance Sheet and the balance of cash and cash equivalents computed for the purposes of the preparation of the Consolidated Statement of Cash Flows includes the following items:

	09.30.18	12.31.17	09.30.17	12.31.16
Cash	18,477,265	7,977,326	6,156,681	14,176,643
BCRA - Unrestricted current account	62,851,235	29,427,394	20,574,258	31,248,052
Balances with other local and foreign financial institutions	6,493,356	831,222	992,203	2,740,254

TOTAL	87,821,856	38,235,942	27,723,142	48,164,949

8.	Debt securities at fair value through profit or loss

	09.30.18	12.31.17	12.31.16
Government securities	224,661	1,410,356	2,034,161
Private securities - Corporate bonds	152,809	134,094	176,714
BCRA Bills	97,961	4,251,188	1,460,628

TOTAL	475,431	5,795,638	3,671,503

9.	Derivatives

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Condensed Consolidated Balance Sheet in the item “Derivative instruments”; and changes in fair values were recognized in the Condensed Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

The breakdown of the item is as follows:

Assets

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards	63,881	110,057	28,655
Interest Rate Swaps	—	32,688	25,068

TOTAL	63,881	142,745	53,723

Liabilities

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards	3,879,997	137,639	5,070
Interest Rate Swaps	551,580	92,136	53,235

TOTAL	4,431,577	229,775	58,305

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars, as well as the base value of interest rate swaps are reported below:

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards
Foreign currency forward purchases	31,431,933	12,671,490	2,623,708
Foreign currency forward sales	33,971,903	12,592,256	3,186,904
Interest rate swaps
Fixed rate for variable rate	3,857,661	4,376,498	2,251,362

10.	Repo transactions

The breakdown of the item is as follows:

Assets

		09.30.18	12.31.17	12.31.16
Financial institutions		209,348	603,035	58,322
BCRA		1,124,065	1,353,992	—
Non-financial institutions	(1)	8,249,233	4,372,912	—

TOTAL		9,582,646	6,329,939	58,322

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000 with final maturity on December 28, 2018 and March 1, 2019.

Liabilities

	09.30.18	12.31.17	12.31.16
Financial institutions	—	285,410	135,139

TOTAL	—	285,410	135,139

11.	Other financial assets

The breakdown of Other financial assets is as follows:

	09.30.18	12.31.17	12.31.16
Measured at amortized cost
Financial debtors for spot transactions pending settlement	4,535,016	1,431,589	—
Non-financial debtors for spot transactions pending settlement	154,073	110,454	75,025
Other receivables	1,352,709	783,696	594,880
Other	465,801	56,344	71,647

	6,507,599	2,382,083	741,552

Measured at fair value through profit or loss Investment funds	284,192	350,754	154,850

	284,192	350,754	154,850

Allowance for loan losses (Exhibit R)	(84,685)	(68,698)	(71,285)

TOTAL	6,707,106	2,664,139	825,117

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.18	12.31.17	12.31.16
Non-financial government sector	177	218	98,819
BCRA	1	—	—
Other financial institutions	9,724,645	4,649,114	2,686,109
Overdrafts	16,405,607	11,707,264	9,801,870
Discounted instruments	10,122,369	11,164,895	6,456,171
Notes	12,422,189	7,049,131	4,348,688
Documents purchased	—	13,450	—
Real estate mortgage	8,718,885	4,457,821	1,917,412
Pledge loans	1,774,642	4,539,300	2,974,398
Consumer loans	21,923,282	16,638,201	9,566,943
Credit Cards	37,421,393	30,144,824	22,625,315
Loans for the prefinancing and financing of exports	46,551,521	23,147,427	8,486,700
Receivables from financial leases	2,617,227	2,296,233	1,994,613
Loans to personnel	1,037,125	626,305	176,129
Other financing	13,920,418	13,663,961	9,040,564

	182,639,481	130,098,144	80,173,731

Allowance for loan losses (Exhibit R)	(4,000,918)	(2,290,430)	(1,613,650)

TOTAL	178,638,563	127,807,714	78,560,081

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	09.30.18	12.31.17	12.31.16
Total exhibits B and C	184,227,925	131,993,461	81,693,140
Plus:
BCRA	1	—	—
Loans to personnel	1,037,125	626,305	176,129
Less:
Allowances for loan losses	4,000,918	2,290,430	1,613,650
Adjustments for effective interest rate	118,436	599,460	581,232
Corporate bonds	221,574	292,352	325,925
Loans commitments	2,285,560	1,629,810	788,381

Total loans and other financing	178,638,563	127,807,714	78,560,081

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, the granting of collaterals, letters of credit and in relation to foreign trade transactions. Although these transactions are not recognized in the Consolidated Balance Sheet, because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Balance Sheet and are, therefore, an integral part of the Group’s total risk.

As of September 30, 2018 and December 31, 2017 and 2016, the Group holds the following contingent transactions:

	09.30.18	12.31.17	12.31.16
Overdrafts and receivables agreed not used	589,732	772,541	176,296
Guarantees granted	1,005,726	398,063	264,058
Liabilities related to foreign trade transactions	265,291	107,418	97,467
Discounted instruments	424,811	351,788	250,560

	2,285,560	1,629,810	788,381

Such guarantees are initially recognized at fair value of the commission received in “Other financial liabilities”.

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1    Financial assets measured at amortized cost

They include corporate bonds for which the Group is carrying out credit recovery transactions, for an amount of 190 as of September 30, 2018 and December 31, 2017, and 243 as of December 31, 2016.

13.2    Financial assets measured at fair value through OCI

	09.30.18	12.31.17	12.31.16
Government securities	13,352,630	5,580,301	3,121,198
BCRA Bills	—	10,559,358	5,924,317
BCRA Liquidity Bills	17,421,132	—	—
Private securities - Corporate bonds	210,577	160,590	150,227

	30,984,339	16,300,249	9,195,742

Allowance for loan losses-Private securities (Exhibit R)	(2,342)	(1,605)	(1,502)

TOTAL	30,981,997	16,298,644	9,194,240

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of September 30, 2018, December 31, 2017 and 2016 is included below:

		09.30.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,717,920	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	2,316,742	476,370	12,905
Guarantee Trust - Pesos	(2)	8,400	3,090	1,120
Deposits as collateral	(3)	2,258,895	1,475,728	1,120,490
For reverse repo transactions - BCRA Bills at fan value through OCI		—	296,630	134,027
For reverse repo transactions - Government securities at fair value through OCI		—	21,080	1,065

TOTAL		6,301,957	3,250,464	2,184,194

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward and term transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and forward transactions.

15.	Income Tax:

a)	Current income tax assets

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Advances	385	9,189	1,161
Collections and withholdings	—	151	360

	385	9,340	1,521

b)	Current income tax liabilities

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Advances	(49,463)	(637,952)	(1,204,305)
Collections and withholdings	(12,777)	(7,579)	(4,386)
Income Tax Provision (1)	3,053,551	2,115,417	2,313,430

	2,548,311	1,469,886	1,104,739

(1)	The balance as of September 30, 2018 includes a reduction by 1,021,518 for the action seeking declaration of unconstitutionality, while, as of December 31, 2017, such reduction amounts to 1,185,800.

c)	Income tax charge

Breakdown of income tax expense:

	09.30.18	09.30.17
Current tax	3,141,014	1,432,394
Deferred tax	(479,965)	(132,584)

	2,661,049	1,299,810

Income tax, pursuant to IAS No. 34, is recognized in interim periods over the best estimate of the weighted average tax rate that the Entity expects for the fiscal year.

The Group’s effective rate for the nine-month period ended September 30, 2018 was 28%, while for the nine-month period ended September 30, 2017, it was 29%.

•	Income tax– Tax inflation adjustment for fiscal years 2016 and 2017

On May 10, 2017 and May 10, 2018, and based on related case law, the Entity approved the filing of an action seeking declaration of unconstitutionality of Section 39 of Law 24,073, Section 4 of Law 25,561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation voiding the inflation adjustment mechanism provided for under Law 20,628, as amended, due to the confiscatory effect in the specific case, for fiscal years 2016 and 2017. Consequently, the Entity submitted its Income Tax Returns for fiscal years 2016 and 2017 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without passing judgment on the decisions adopted by the corporate bodies or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingency provision in the applicable item in “Liabilities” in the amount of earnings recorded, because it considers that “a new assessment of income tax applying the inflation adjustment is not contemplated in the regulation issued by the BCRA”.

In response to this Memorandum, the Entity submitted the related statement and ratified its position and provided the background of the accounting registration made. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account in liabilities and in “Other operating expenses” in the Statement of Income, specifically pursuant to the accounting standard prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely for the Entity to obtain a favorable judgment in the last instance supporting the idea that this period’s income tax shall be assessed including the inflation tax adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2017 and 2016.

Therefore, the recording of the contingency provision required by the BCRA results in a deviation from IFRS, as stated in Note 2.

•	Income tax – requests for recovery for fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, which resulted in an amount higher than the tax paid, by 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated in the previous section, on November 19, 2015, the refund administrative claim was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that there was no response from the administration.

In turn, on April 4, 2017, a refund was requested for the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Mercado de Valores de Buenos Aires S.A.	28,240	35,417	66,400
BYMA-Bolsas y Mercados Argentinos S.A.	89,962	85,000	—
Banco Latinoaméricano de Exportaciones S.A.	10,293	4,725	3,989
Other	739	2,145	419

TOTAL	129,234	127,287	70,808

17.	Investments in Associates

The Group has investments in the following entities over which it has a significant influence and, therefore, measures those investments by applying the equity method:

	09.30.18	12.31.17	12.31.16
Volkswagen Financial Services Compañía Financiera S.A. (1)	611,500	—	—
PSA Finance Arg. Cía. Financiera S.A.	432,462	344,710	369,977
Rombo Cia. Financiera S.A.	518,230	393,953	349,027
BBVA Consolidar Seguros S.A.	184,591	131,334	109,399
Interbanking S.A.	33,864	18,798	10,581
Prisma Medios de Pago S.A. (2)	—	—	105,185
Other	578	638	518

TOTAL	1,781,225	889,433	944,687

(1)	Reclassified to “Investments in associates” as of September 30, 2018 due to the loss of control of the subsidiary, mentioned in Note 1.
(2)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

18.	Property, plant and equipment

	09.30.18	12.31.17	12.31.16
Real estate	6,628,152	7,160,050	7,045,777
Constructions in progress	372,587	350,316	141,101
Furniture and facilities	1,418,174	1,163,405	571,877
Machinery and equipment	740,346	734,878	461,421
Automobiles	13,651	11,213	11,228

TOTAL	9,172,910	9,419,862	8,231,404

19.	Intangible Assets

	09.30.18	12.31.17	12.31.16
Licenses	429,880	340,971	238,675
Other intangible assets	166,430	95,149	76,962

TOTAL	596,310	436,120	315,637

20.	Other non-financial assets

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Investment properties	100,853	102,720	105,106
Tax advances	295,548	66,239	65,130
Prepayments	703,781	764,223	447,881
Advances to suppliers of goods	114,426	266,649	475,767
Other miscellaneous assets	134,069	197,207	210,304
Advances to personnel	11,771	45,316	118,544
Foreclosed assets	1,636	1,066	1,831
Other	12,947	86,849	44,357

TOTAL	1,375,031	1,530,269	1,468,920

21.	Assets held for sale

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Assets held for sale”, for an amount of 252,805 as of September 30, 2018 and 196,379 as of December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

22.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Non-financial government sector	2,030,030	1,042,016	2,640,909
Financial sector	196,891	166,970	222,974
Non-financial private sector and residents abroad	245,001,047	152,725,685	111,746,413
Checking accounts	24,722,884	24,275,831	19,879,927
Savings accounts	143,828,389	79,047,758	42,591,155
Time deposits	71,779,030	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,670,744	4,576,663	13,442,535

TOTAL	247,227,968	153,934,671	114,610,296

23.	Liabilities at fair value through profit or loss

	09.30.18	12.31.17	12.31.16
Obligations for securities transactions	1,345,749	—	—

TOTAL	1,345,749	—	—

24.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

	09.30.18	12.31.17	12.31.16
Creditors for spot transactions pending settlement	5,457,682	2,089,348	189,883
Obligations for financing of purchases	8,412,734	7,644,011	4,796,098
Accrued commisions payable	11,680	16,321	16,274
Collections and other transactions on behalf of thud parties	3,862,739	1,613,752	1,570,768
Interest accrued payable	62,002	17,115	7,761
Other	4,127,797	2,621,806	1,204,761

TOTAL	21,934,634	14,002,353	7,785,545

25.	Financing received from the BCRA and other financial institutions

Financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	09.30.18	12.31.17	12.31.16
Local financial institutions	124,510	387,111	36,957
BCRA	7,622	8,482	31,970
Foreign financial institutions	5,625,582	295,702	636,153

TOTAL	5,757,714	691,295	705,080

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of September 30, 2018, as of December 31, 2017 and 2016:

						Carrying amount as of
Detail	Issuance date	Nominal Value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	09.30.18	12.31.17	12.31.16
Class 9	02/11/2014	145,116	02/11/2017	Badlar Private + 4.70%	Quarterly	—	—	143,116
Class 11	07/18/2014	165,900	07/18/2017	Badlar Private + 3.75%	Quarterly	—	—	165,900
Class 13	11/13/2014	107,500	11/13/2017	Badlar Private + 3.75%	Quarterly	—	—	107,500
Class 16	07/30/2015	204,375	07/30/2017	Badlar Private + 3.75%	Quarterly	—	—	204,375
Class 17	12/28/2015	199,722	06/28/2017	Badlar Private + 3.50%	Quarterly	—	—	189,750
Class 18	12/28/2015	152,500	12/28/2018	Badlar Private + 4.08%	Quarterly	137,500	152,500	152,500
Class 19	08/08/2016	207,500	02/08/2018	Badlar Private + 2.40%	Quarterly	—	207,500	207,500
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	Quarterly	289,000	290,500	292,500
Class 21	11/18/2016	90,000	05/18/2018	Badlar Private + 2.75%	Quarterly	—	90,000	90,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50%	Quarterly	181,053	180,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 (*)+ 3.20%	Quarterly	553,125	553,125	—
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25%	Quarterly	541,500	546,500	—

				Total Capital		1,702,178	2,020,178	1,734,194
				Interest accrued		33,165	32,312	52,091

				Total capital and interest accrued		1,735,343	2,052,490	1,786,285

(*)	The TM20 rate is the single arithmetic mean of interest rates for term deposits of twenty million pesos or more and thirty to thirty five day terms.

On November 8, 2018, the Entity issued Class 25 Corporate Notes, which were fully subscribed and paid in in the form of 27,852,778 UVAs, equivalent to 784,334, at 24 months and fully payable upon maturity, with an annual nominal margin of 9.50% and quarterly interest payments. The proceeds of the issue were applied to interest-bearing checking accounts.

27.	Provisions

	09.30.18	12.31.17	12.31.16
Income tax contingency (Note 15.c))	2,207,318	1,185,800	—
Occasional commitments provision	1,432	1,117	581
For administrative, disciplinary and criminal penalties (Note 55)	5,000	5,000	5,000
Provisions for post-employment defined benefit plans	55,317	48,173	42,362
Other contingencies	1,178,948	887,767	853,576

TOTAL	3,448,015	2,127,857	901,519

Provisions for post-employment defined benefits plans

There are groups of terminated employees for which the Bank assumes the coverage of the cost of prepaid medical plan service installments (total or partially) for a certain period after their termination. The Bank does not cover events requiring medical assistance, but it simply pays the medical plan service installments.

The main actuarial hypotheses considered are as follows:

•	The inflation rate projected by private consulting agencies was used.

•	For the medical plan service installment, a 2% increase was estimated over the projected inflation.

•	The discount rate curve was estimated based on the projected inflation for each year, also considering an annual actual discount rate of 4%.

•

In order to make the sensitivity analysis, a variation of 100 basis points in the hypotheses presented was considered. This variation implies an increase or reduction of approximately 2% in the actuarial value of liabilities.

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Short term personnel benefits	2,337,187	1,737,009	1,356,494
Long term personnel benefits	154,429	137,389	109,240
Other collections and withholdings	1,775,105	1,504,774	1,321,518
Social security payable	241,811	20,045	14,945
Advance collections	1,178,967	827,850	947,619
Miscellaneous creditors	3,028,318	2,512,994	1,290,560
For contract liabilities	209,425	212,022	158,152
Other taxes payable	842,834	474,447	348,957
Other	8,677	31,556	41,244

TOTAL	9,776,753	7,458,086	5,588,729

29.	Share Capital

The breakdown of the item is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Ordinary	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The liability of its shareholders is limited to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in capital stock by up to $ 145,000,000 in par value through the issuance of 145,000,000 new ordinary book-entry shares entitled to one vote and with a nominal value of $ 1 per share, granting the Board of Directors the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary book-entry shares was approved, with a nominal value of $ 1 each, with a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the reference exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed for were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017 International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017 those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

30.	Interest income

	09.30.18	09.30.17
Interest on loans to the financial sector	1,049,728	470,830
Interest from overdrafts	3,956,923	2,185,343
Interest from documented instruments	3,470,030	1,448,391
Real estate mortgage	520,112	264,002
Interest from pledge loans	1,014,742	637,853
Interest from credit card loans	4,952,684	4,410,599
Interest from financial leases	388,673	298,001
Interest from consumer loans	4,513,028	2,775,764
Interest from other loans	2,359,349	1,381,042
Premium for reverse repurchase agreements	421,870	355,274
Interest from government securities	4,232,063	731,303
Interest from private securities	—	27,148
Interest from loans for the prefinancing and financing of exports	986,599	246,270
Stabilization Coefficient (CER) clause adjustment	63,245	312,625
Acquisition Value Unit (UVA) clause adjustment	1,760,389	56,000
Other financial income	28,640	3,552

TOTAL	29,718,075	15,603,997

31.	Interest expenses

	09.30.18	09.30.17
Checking accounts deposits	1,845,594	302,094
Savings accounts deposits	64,338	24,507
Time deposits	8,281,445	4,423,875
Bank loans	229,629	16,851
Other liabilities	906,331	323,012
Premium for reverse repurchase agreements	82,637	72,520
Acquisition Value Unit (UVA) clause adjustments	636,895	28,788
Other	4,719	1,171

TOTAL	12,051,588	5,192,818

32.	Commission income

	09.30.18	09.30.17
Linked to liabilities	4,192,247	2,746,891
Linked to loans	3,539,261	1,920,417
Linked to securities	103,069	59,468
From guarantees granted	2,108	572
From foreign currency transactions	323,410	209,209

TOTAL	8,160,095	4,936,557

33.	Commission expenses

	09.30.18	09.30.17
For credit and debit cards	2,084,459	1,288,596
Latam Pass Commissions	1,653,189	1,046,594
Linked to transactions with securities	1,022	718
For foreign trade transactions	97,807	58,592
For payment of wages	201,701	114,189
For promotions	176,634	104,140
For digital sales services	294,680	181,014
Other commission expenses	358,875	214,706

TOTAL	4,868,367	3,008,549

34.	Net (loss)/income from financial instruments at fair value through profit or loss

	09.30.18	09.30.17
Loss from foreign currency forward transactions	(442,734)	(18,301)
Income from government securities	648,616	1,768,506
Income from corporate bonds	11,227	45,374
Income from private securities	375,375	44,087
Interest rate swaps	(682,907)	15,431
Other	(1)	(1)

TOTAL	(90,424)	1,855,096

35.	Net income from write-down of assets at amortized cost and at fair value through OCI

	09.30.18	09.30.17
Income from sale or derecognition of government securities	57,241	6,742
Expenses for sale or derecognition of government securities	(111,398)	(19)

TOTAL	(54,157)	6,723

36.	Foreign exchange gains/(losses)

	09.30.18	09.30.17
Conversion of foreign currency assets and liabilities into pesos	1,564,090	(134,406)
Income from purchase-sale of foreign currency	2,764,991	1,506,588

TOTAL	4,329,081	1,372,182

37.	Other operating income

	09.30.18	09.30.17
Rental of safe deposit boxes	323,592	245,975
Adjustments and interest on miscellaneous receivables	325,284	102,691
Punitive interest	53,070	28,691
Loans recovered	202,001	220,772
Allowances reversed	79,794	82,822
Commissions for the hiring of insurance	511,225	494,762
Income tax contingency (Note 15.c))	1,021,518	1,185,800
Commissions for transportation of values	33,917	38,231
Commissions for custody	46,212	35,151
Commissions for credit and debit cards	328,403	233,352
Other operating income	730,266	585,569

TOTAL	3,655,282	3,253,816

38.	Personnel benefits

	09.30.18	09.30.17
Salaries	3,684,484	2,941,548
Social security charges	1,109,696	859,545
Personnel compensations and rewards	391,585	298,085
Personnel services	129,883	109,264
Other short term personnel benefits	1,056,670	643,933
Post-employment personnel benefits - Defined benefits	1,822	1,617
Other long term benefits	16,724	12,377

TOTAL	6,390,864	4,866,369

39.	Administrative expenses

	09.30.18	09.30.17
Travel expenses	62,774	48,023
Administrative services	385,915	255,666
Security services	222,065	227,682
Fees to Bank Directors and Supervisory Committee	10,153	7,448
Other fees	207,696	150,593
Insurance	51,239	40,942
Rent	538,696	342,700
Stationery and supplies	28,829	30,732
Electricity and communications	209,143	151,309
Advertising	325,316	294,216
Taxes	1,161,476	872,860
Maintenance costs	536,232	396,779
Armored transportation services	650,193	504,244
Other administrative expenses	591,188	467,898

TOTAL	4,980,915	3,791,092

40.	Depreciation and amortization

	09.30.18	09.30.17
Depreciation of property, plant and equipment	531,284	381,326
Amortization of intangible assets	93,422	85,743
Depreciation of other assets	1,980	1,871

TOTAL	626,686	468,940

41.	Other operating expenses

	09.30.18	09.30.17
Contributions to the Deposits Guarantee Fund (Note 49)	223,842	156,365
Turnover tax	2,872,712	1,634,778
Charge for other allowances	1,428,376	1,444,159
Sinisters	101,931	68,813
Other operating expenses	591,106	967,076

TOTAL	5,217,967	4,271,191

42.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Debt securities at fair value through profit or loss	475,431	475,431	84,149	185,598	205,684
Other financial assets	284,192	284,192	284,192	—	—
Other debt securities	30,984,339	30,984,339	1,412,165	29,361,597	210,577
Financial assets pledged as collateral	2,316,742	2,316,742	1,117,160	1,199,582	—
Investments in equity instruments	129,234	129,234	118,202	—	11,032
Financial Liabilities
Liabilities at fair value through profit or loss	1,345,749	1,345,749	1,258,486	87,263	—
Derivative instruments	4,431,577	4,431,577	—	4,431,577	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Debt securities at fair value through profit or loss	5,795,638	5,795,638	4,230,903	1,433,301	131,434
Other financial assets	350,754	350,754	350,754	—	—
Other debt securities	16,300,249	16,300,249	10,201,453	5,995,456	103,340
Financial assets pledged as collateral	794,080	794,080	794,080	—	—
Investments in equity instruments	127,287	127,287	122,103	—	5,184
Derivative instruments	142,745	142,745	—	142,745	—
Financial Liabilities
Derivative instruments	229,775	229,775	—	229,775	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2016 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Debt securities at fair value through profit or loss	3,671,503	3,671,503	2,149,034	1,522,469	—
Other financial assets	154,850	154,850	154,850	—	—
Other debt securities	9,195,742	9,195,742	649,721	8,546,021	—
Financial assets pledged as collateral	147,997	147,997	147,997	—	—
Investments in equity instruments	70,808	70,808	66,400	—	4,408
Derivative instruments	53,723	53,723	28,655	25,068	—
Financial Liabilities
Derivative instruments	58,305	58,305	5,070	53,235	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoting or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument.

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Valuation using the quoting of the financial instrument, observable and available in independent prices sources and in active markets that the Group can access at the measurement date.

•	Level 2: Valuation with market prices with criterion different to those considered in Level 1, or through techniques using variables obtained from observable market data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of Argentine Treasury and BCRA Bills, together with a minor share in Argentine Government Bonds and corporate bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity. Level 3 financial assets are corporate bonds or sub-sovereign bonds

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

12.31.17
Argentine Treasury Bonds at fixed rate due 2023	398,162
Argentine Treasury Bonds in Pesos at fixed rate due 2021	19,776
Argentine Bond in Pesos at private Badlar + 325 bps. due 2020	(22,659)
Argentine Bond in Pesos at private Badlar + 250 bps. due 2019	877

As of September 30, 2018, no transfers have occurred from Level 1 to Level 2.

b.2)	Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 2 to Level 1 of the fair value hierarchy:

09.30.18
Treasury Bills in US dollars due 11-16-18	1,315,513

No transfers have occurred from Level 2 to Level 1 as of December 31, 2017.

Transfers from Level 2 to Level 1 were due to the fact that, in the most recent period, the instruments had executable prices and were listed for more than 90% of the last business days, thus qualifying for classification under Level 1.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank for fixed income consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quotings for the last 10 business days, a theoretical assessment is made.

The valuation allocated to corporate notes and sub-sovereign bonds that were not listed in the last 10 business days is determined by considering the latest quoted market price, plus interest accrued until the valuation date.

The theoretical assessment carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot curve (prepared with comparable instruments with market quoting).

The estimate of future cash flows for swaps is made considering the ARS and BADLAR rates curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures as inputs.

Calculations both for Level 2 and Level 3 species do not require quantitative information based on non-observable inputs. In all cases, the input data is observable: the last quoted market price (MAE or BYMA), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of BADLAR-adjustable bonds, the terms published in the BCRA’s web site.

b.4)	Reconciliation of opening and closing balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between initial and closing balances of Level 3 fair values.

	09.30.18	12.31.17
Balances at the beginning of the year	239,958	4,408
(Loss) / Income for the period recognized in profit or loss	(710)	1,106
(Loss)/Income for the period recognized in OCI	(2,965)	1,411
Purchases	154,598	112,256
Sales	(76,188)	—
Transfers from Level 2	110,202	120,777

Balance at closing	424,895	239,958

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoting value in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Cash and deposits in banks	87,821,856	(1)	—	—	—
Repo transactions	9,582,646	(1)	—	—	—
Other financial assets	6,422,914	(1)	—	—	—
Loans and other financing
Non-financial government sector	177	177	—	177	—
Argentine Central Bank (BCRA)	1	1	—	1	—
Other financial institutions	9,634,439	9,519,686	—	2,071,093	7,448,593
Non-financial private sector and residents abroad	169,003,946	160,960,063	—	111,987,717	48,972,346
Other debt securities	190	(1)	—	—	—
Financial assets pledged as collateral	3,985,215	(1)	—	—	—
Financial Liabilities
Deposits	247,227,968	(1)	—	—	—
Other financial liabilities	21,934,634	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,757,714	(1)	—	—	—
Corporate bonds issued	1,735,343	(1)	—	—	—

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Cash and deposits in banks	38,235,942	(1)	—	—	—
Repo transactions	6,329,939	(1)	—	—	—
Other financial assets	2,313,385	(1)	—	—	—
Loans and other financing
Non-financial government sector	218	218	—	218	—
Other financial institutions	4,608,947	4,608,279	—	933,359	3,674,920
Non-financial private sector and residents abroad	123,198,549	122,052,647	—	80,890,239	41,162,408
Other debt securities	190	(1)	—	—	—
Financial assets pledged as collateral	2,456,384	(1)	—	—	—
Financial Liabilities
Deposits	153,934,671	(1)	—	—	—
Repo transactions	285,410	(1)	—	—	—
Other financial liabilities	14,002,353	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	691,295	(1)	—	—	—
Corporate bonds issued	2,052,490	(1)	—	—	—

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2016 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial Assets
Cash and deposits in banks	48,164,949	(1)	—	—	—
Repo transactions	58,322	(1)	—	—	—
Other financial assets	670,267	(1)	—	—	—
Loans and other financing
Non-financial government sector	98,819	98,819	2	98,817	—
Other financial institutions	2,661,976	2,659,352	—	902,851	1,756,501
Non-financial private sector and residents abroad	75,799,286	74,887,339	—	50,349,392	24,537,947
Other debt securities	243	(1)	—	—	—
Financial assets pledged as collateral	2,036,197	(1)	—	—	—
Financial Liabilities
Deposits	114,610,296	(1)	—	—	—
Repo transactions	135,139	(1)	—	—	—
Other financial liabilities	7,785,545	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	705,080	(1)	—	—	—
Corporate bonds issued	1,786,285	(1)	—	—	—

(1)	The Group does not report the fair value as it considers it to be similar to its accounting value.

43.	Segment reporting

Basis for segmentation

The Group identified the operating segments based on the management information reviewed by the chief operating decision maker:

•	As of September 30, 2018, the Group has determined that it has only one reporting segment related to banking activities; and

•

As of September 30, 2017, December 31, 2017 and 2016, the information presented to the chief operating decision maker was prepared based on the following operating segments: (i) BBVA Banco Francés S.A. (banking), and (ii) Volkswagen Financial Services S.A. (financial services), each considered by the Group as a single reportable segment.

Reportable segments are strategic business units offering different products and services. They are managed separately because each segment is aimed at different markets and consequently requires different commercialization technologies and strategies.

During 2017, the Entity updated its internal business segment information adding the analysis of loans and deposits per lines of business (corporate banking, small and medium enterprises and retail).

The following tables present information regarding business segments:

BBVA Banco Francés S.A. (bank) (1)	Total as of 09.30.18
Loans and other financing	178,638,563
Corporate Banking	58,706,660
Small and medium companies	50,176,235
Retail	69,755,669
Other assets	155,269,607

TOTAL ASSETS	333,908,170

Deposits	247,227,968
Corporate Banking	41,702,887
Small and medium companies	46,546,184
Retail	158,978,897
Other liabilities	51,026,170

TOTAL LIABILITIES	298,254,138

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 12.31.17
Loans and other financing	123,126,092	4,681,622	127,807,714
Corporate Banking	30,515,864	—	30,515,864
Small and medium companies	40,895,786	2,010,777	42,906,563
Retail	51,714,442	2,670,845	54,385,287
Other assets	85,209,812	137,632	85,347,444

TOTAL ASSETS	208,335,904	4,819,254	213,155,158

Deposits	153,934,671	—	153,934,671
Corporate Banking	13,199,994	—	13,199,994
Small and medium companies	31,526,243	—	31,526,243
Retail	109,208,434	—	109,208,434
Other liabilities	28,410,590	425,539	28,836,129

TOTAL LIABILITIES	182,345,261	425,539	182,770,800

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 12.31.16
Loans and other financing	76,974,605	1,585,476	78,560,081
Other assets	74,999,661	192,719	75,192,380

TOTAL ASSETS	151,974,266	1,778,195	153,752,461

Deposits	114,610,296	—	114,610,296
Other liabilities	18,795,909	256,761	19,052,670

TOTAL LIABILITIES	133,406,205	256,761	133,662,966

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 09.30.17
Net income from interest and similar items	9,824,879	586,300	10,411,179
Net commission income	1,941,033	(13,025)	1,928,008
Income from financial assets at fair value through profit or loss	1,855,096	—	1,855,096
Income from write-down of assets at amortized cost	6,723	—	6,723
Net foreign exchange difference	1,372,000	182	1,372,182
Other operating income	3,252,029	1,787	3,253,816

TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	18,251,760	575,244	18,827,004

Net loan loss provision generated by loans	(1,370,845)	(24,164)	(1,395,009)

SUBTOTAL	16,880,915	551,080	17,431,995

Total operating expenses	(13,259,069)	(138,523)	(13,397,592)
Total income from associates and joint ventures	386,661	—	386,661

INCOME BEFORE INCOME TAX	4,008,507	412,557	4,421,064

Net income tax	(1,267,763)	(32,047)	(1,299,810)

NET INCOME	2,740,744	380,510	3,121,254

Attributable to:
Shareholders of the Controlling Entity			3,094,050
Non-controlling interest			27,204

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

44.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		09.30.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	(2)	51.0000%	51.0000%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the Company’s capital stock and an indirect 4.8498% interest through BBVA Francés Valores S.A.
(2)	On September 25, 2018, the Bank deconsolidated Volkswagen Financial Services Compañía Financiera S.A. as a result of the loss of control referred to in Note 1.

45.	Involvement with non-consolidated structured entities

The Group participates in a fiduciary capacity and as manager of financial and non-financial trusts and mutual investment funds (refer to Notes 53 and 54).

46.	Related parties

a)	Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	09.30.18	09.30.17
Fees	8,714	6,079
Total	8,714	6,079

b.2)	Transactions and balances with key management personnel

	Balances as of			Transactions
	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Loans
Credit cards	2,146	2,435	1,907	69	44
Overdrafts	27	20	—	7	12
Personal loans	—	10	—	—	8
Mortgage loans	1,329	1,366	—	178	184
Financial leases	—	—	86	—	1
Deposits
Checking account	9	12	3	—	—
Savings account	26,826	10,567	4,511	2	1
Term deposits	—	—	6,306	—	—

Loans are granted on an arm’s length basis.

b.3)	Transactions and balances with related parties (except key Management personnel)

	Balances as of			Transactions
Parent	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Cash balances and deposits in banks	350,603	425,754	245,089	—	—
Derivative instruments (Assets)	9,946	—	—	—	—
Other Non-financial Liabilities	192,783	54,701	113,967	77,483	46,306
Securities in custody	64,789,534	62,359,948	37,468,665	—	—
Derivative instruments (Memorandum Accounts)	212,769	—	—	1,353	—
Sureties Granted	585,981	296,403	126,286	17	—
Guarantees Received	1,100	371	371	—	—

	Balances as of			Transactions
Associates	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Cash and deposits in banks	77	76	8		—
Loans and other financing	6,137,148	2,067,515	1,165,928	645,901	478,416
Debt securities at fair value through profit or loss	14,154	4,179	5,849	11,146	—
Derivative instruments (Assets)	—	743	3,093	—	13,315
Deposits	278,817	36,506	25,983	5,642	—
Other Non-Financial Liabilities	3,370	3,124	407	5,599	3,855
Financing Received	—	82,175	—	5,357	—
Derivative instruments (Liabilities)	408,246	12,026	576	505,739	—
Corporate bonds issued	80,716	95,374	29,738	21,600	5,179
Interest Rate Swaps	2,609,450	2,711,960	1,087,279	—	—
Securities in custody	1,017,841	223,475	380,819	—	—
Notes	28,676	—	—	—	—

Transactions have been agreed upon on an arm’s length basis.

47.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

In addition, the Group shall maintain a minimum capital after the proposed distribution of profits.

On April 10, 2018 the Shareholders’ Meeting approved the distribution of dividends for an amount of 970,000, which were paid on May 9, 2018. Furthermore, on March 30, 2017, the Shareholders’ Meeting approved the distribution of dividends for an amount of 911,000, which were paid on August 10, 2017.

The Shareholders’ Meeting of the subsidiary BBVA Francés Valores S.A. held on April 19, 2018 approved the distribution of dividends for an amount of 20,000, which were paid on May 18, 2018.

The Shareholders’ Meeting of the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión held on April 20, 2018, approved the distribution of dividends for an amount of 221,266, which were paid on May 15, 2018. Furthermore, the Shareholders’ Meeting held on April 24, 2017 approved the distribution of dividends for an amount of 140,000, which were paid on May 29, 2017.

48.	Restricted availability assets

As of September 30, 2018, as of December 31, 2017 and 2016, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 76,508 and 41,108 as of September 30, 2018 and December 31, 2017, respectively, and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 7,830 as of December 31, 2017, and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as guarantee for funding granted by the Bicentennial Fund.

c)

Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 6,301,957, 2,932,754 and 2,049,102, as of September 30, 2018, December 31, 2017 and 2016, respectively.

d)	The Entity maintains accounts opened at the BCRA for retirement and pension payments for 167,006 as of September 30, 2018.

e)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as security for its role in the custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime and custody of Registered Bills.

f)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) in the amounts of 28,240 and 35,417, and BYMA, in the amounts of 89,962 and 85,000 as of September 30, 2018 and December 31, 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito and Caución Compañía de Seguros S.A.” under the insurance contract signed by the company issuing such shares, to secure noncompliance with the company’s obligations.

That company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.” under the insurance contract executed by the company issuing those shares, to secure noncompliance with the company’s obligations.

49.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995 that company was incorporated, and the Entity has a 9.363% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks as a supplement of the deposits privileges and protection system set forth by the Law on Financial Institutions.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of September 30, 2018 and 2017 the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 223,842 and 156,365, respectively.

50.	Minimum cash and minimum capital requirements

50.1 Minimum cash requirements

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account - not restricted	66,734,020	28,112,990	31,248,052
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	1,717,920	977,566	914,587
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted (Note 48)	206,364	—	—

	68,658,304	29,090,556	32,162,639

Argentine Treasury Bonds in pesos at fixed rate due November 2020	6,056,250	—	—
Liquidity Bills – B.C.R.A.	17,421,132	—	—

TOTAL	92,135,686	29,090,556	32,162,639

50.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows as of the above mentioned date:

	09.30.18	09.30.17
Credit risk	17,914,664	11,661,200
Operational risk	3,256,660	2,414,538
Market risk	192,083	317,338
Breach of other technical ratios	25,102	—
Pay-in	35,303,313	26,009,378

Excess	13,914,804	11,616,302

51.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent - Comprehensive” and “Mutual Investment Funds Products Custodian Agent” amounts to 27,000 and the minimum of liquid assets required by those rules amounts to 13,750. This amount is available in Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of September 30, 2018, December 31, 2017 and 2016, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Investment Funds Products Management Agent, provided the minimum counterbalance entry required by the CNV, with 282,641 investment units of FBA Ahorro Pesos Fondo Común de Inversión, for a balance of 3,672, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum equity required to act as Mutual Investment Funds Products Management Agent of the Company amounts to 2,100. As of September 30, 2018, December 31, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

The subsidiary BBVA Francés Valores S.A., as Comprehensive Settlement and Clearing Agent, provided the minimum counterbalance entry required by the CNV, with 9,000,000 investment units of FBA Renta Fija Plus for an amount of 11,875, through custody account No. 601-493-0005448549 at BBVA Banco Francés S.A. The minimum equity required to act as Comprehensive Settlement and Clearing Agent amounts to 18,000, while the liquid counterbalance entry amounts to 9,000. As of September 30, 2018, December 31, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

52.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Section 5, Sub-section a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Amended Text 2013 and amending regulations).

53.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2018, December 31, 2017 and 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of September 30, 2018, December 31, 2017 and 2016.

In addition, the Entity acts as Trustee in 11 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are met, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 231,632, 167,724 and 152,337 as of September 30, 2018, December 31, 2017 and 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

54.	Mutual funds

As of September 30, 2018, December 31, 2017 and 2016, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, term deposit certificates, shares, corporate bonds, government securities, mutual investments, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 20,361,356, 31,533,051 and 16,665,210, which are part of the Funds’ portfolio and are recorded in debit accounts “Control – Others”.

The Mutual Funds equities are as follows:

	EQUITY AS OF
MUTUAL FUNDS	09.30.18	12.31.17	12.31.16
FBA Renta Pesos	14,648,149	4,965,075	2,609,965
FBA Renta Fija Dólar	5,196,379	3,571,433	—
FBA Ahorro Pesos	4,727,063	15,207,847	11,269,857
FBA Bonos Argentina	4,425,166	5,602,270	2,793,125
FBA Renta Fija Dólar Plus	2,385,616	3,631,659	—
FBA Horizonte	2,292,220	317,162	252,402
FBA Acciones Argentinas	554,351	615,530	35,594
FBA Calificado	518,650	617,636	393,708
FBA Acciones Latinoamericanas	426,607	193,867	101,400
FBA Horizonte Plus	230,151	78,972	—
FBA Renta Fija Plus (ex FBA Commodities)	193,092	237,710	—
FBA Retorno Total II	132,787	34,524	—
FBA Retorno Total I	123,630	9,104	—
FBA Renta Mixta	115,495	327,777	9,055
FBA Bonos Globales	73,789	6,837	282
FBA Bonos Latam	61,686	32,541	—
FBA Renta Pesos Plus	14,467	11,894	10,083

TOTAL	36,119,298	35,461,838	17,475,471

The subsidiary BBVA Francés Asset Management S.A. acts as mutual funds manager, authorized by the CNV, which registered that company as mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

55.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an Extraordinary Appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16,377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File No. 18,398/05 Summary Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that non-compliance with the provisions in Communication “A” 3471 would not currently be a case of application of the most favorable criminal law. Moreover, the Entity is waiting for an answer by the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The period for offering and producing evidence came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the city of Mendoza, File No. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for offering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, given that Communication “A” 5264, known as the “lifting of the restriction of foreign trade transactions”, released the payment of services abroad.

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact on these senses.

56.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a)	Reconciliations of equity

	Reference	12.31.17	09.30.17	12.31.16
Equity as per the previous financial statements		26,056,548	24,638,812	16,460,035
Adjustments due to initial implementation of the new financial reporting framework set forth by the BCRA
Deemed cost of properties	(a)	4,889,491	4,909,496	4,960,575
Effective rate of Loans	(b)	(316,269)	(261,198)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,587)	(14,193)	(31,439)
Fair value of derivatives	(e)	(37,337)	(37,188)	(34,122)
Equity method for associates and joint ventures	(f)	115,304	195,943	155,464
Assets and Liabilities for contracts with customers	(g)	(131,840)	(126,202)	(138,665)
Goodwill	(h)	360	270	—
Deferred income tax	(i)	(450,485)	(781,217)	(981,667)
Financial guarantee contracts	(j)	(5,454)	(5,393)	(3,425)
Employee benefits	(k)	(1,562)	(2,302)	(1,683)
Actions for the protection of constitutional rights (Amparos)	(l)	(4,821)	(4,504)	(4,243)
Non-controlling interest	(m)	298,126	295,049	267,737

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,384,358	28,807,373	20,089,495

Attributable to the Bank		30,076,334	28,509,307	19,818,422
Attributable to the non-controlling interest		308,024	298,066	271,073

b)	Reconciliations of Comprehensive Income

	Reference	Quarter from 07.01.17 to 09.30.17	Accumulated as of 09.30.17
Income as per the previous financial statements		1,134,580	2,457,355
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Depreciation/Impairment of properties	(a)	(2,391)	(51,080)
Effective rate of Loans	(b)	63,369	297,874
Fair value of government and private securities	(d)	111,190	208,712
Fair value of derivatives	(e)	(44,396)	(3,066)
Equity method of associates and joint ventures	(f)	8,650	38,768
Assets and Liabilities for contracts with customers	(g)	31,191	12,463
Goodwill	(h)	90	270
Deferred income tax	(i)	78,520	132,584
Financial guarantee contracts	(j)	(851)	(1,968)
Employee benefits	(k)	(100)	(619)
Provision for actions for the protection of constitutional rights (Amparos)	(l)	(118)	(261)
Prepaid medical plan service	(m)	—	2,698
Non-controlling interest	(n)	12,926	27,524

Net income pursuant to the new financial reporting framework set forth by the BCRA		1,392,660	3,121,254
Other comprehensive income
Fair value of government and private securities		(86,439)	(191,466)
Equity method of associates and joint ventures		7,485	1,710
Deferred income tax		38,945	66,923
Post-employment defined benefit plans		—	(1,754)

Other Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA		(40,009)	(124,587)

Total Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA		1,352,651	2,996,667

Attributable to the Bank		1,341,477	2,969,463
Attributable to the non-controlling interest		11,174	27,204

Reference	Account

(a)	The Group has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and financial liabilities valued at amortized cost the Group shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Group’s loans portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Group. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Group at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Group has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Group satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Group recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Group recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12 - “Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Collateral granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services is accrued according to the criteria and scope of IFRS 15.

(k)	Amounts have been adapted to the amounts of vacation allowances, under the terms of IAS 19, pursuant to the amount set forth by the related law for pending vacation days in the payroll, including the related employer contributions.

(l)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and quotas of Common Funds under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

(m)	The Entity reclassified income for defined benefit plans to other comprehensive income, as set forth in IFRS 19 Employee benefits.

(n)	For minority interests as per the previous accounting standards that are part of the net shareholders’ equity consolidated as per IFRS.

c)	Significant adjustments to the Cash Flows are detailed below:

Cash and cash equivalents	Previous accounting framework 12.31.17	Non- consolidated transactions PSA Finance S.A.	Adjustments	IFRS accounting framework 12.31.17
Cash	7,977,326	—	—	7,977,326
Argentine Central Bank (BCRA)	28,129,615	(16,625)	1,314,404	29,427,394
Financial institutions and correspondents	1,557,441	(48)	(726,171)	831,222
Local interfinancial loans	1,860,000	—	(1,860,000)	—

Total	39,524,382	(16,673)	(1,271,767)	38,235,942

Cash and cash equivalents	Previous accounting framework 09.30.17	Non- consolidated transactions PSA Finance S.A.	Adjustments	IFRS accounting framework 09.30.17
Cash	6,156,681	—	—	6,156,681
Argentine Central Bank (BCRA)	17,189,932	(89,978)	3,474,304	20,574,258
Financial institutions and correspondents	4,600,719	(38)	(3,608,478)	992,203
Local interfinancial loans	170,000	—	(170,000)	—

Total	28,417,332	(90,016)	(304,174)	27,723,142

Cash and cash equivalents	Previous accounting framework 12.31.16	Non- consolidated transactions PSA Finance S.A.	Adjustments	IFRS accounting framework 12.31.16
Cash	14,176,644	(1)	—	14,176,643
Argentine Central Bank (BCRA)	31,268,051	(19,999)	—	31,248,052
Financial institutions and correspondents	2,781,412	(20)	(41,138)	2,740,254
Local interfinancial loans	630,000	—	(630,000)	—

Total	48,856,107	(20,020)	(671,138)	48,164,949

Under the previous reporting framework, Cash and due from banks and investments with high liquidity with an original maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the previous reporting framework, cash and cash equivalents from the interest in PSA Finance Argentina Compañía Financiera S.A. (PSA Finance S.A.) were consolidated with the Group. Under the reporting framework based on the IFRS, such company is not consolidated.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows derive from the application of the indirect method set for by IAS 7.

57.	Subsequent events

No other facts or transactions took place from the closing date for the fiscal period and the date these financial statements were issued which may significantly affect the shareholders’ equity or income/(loss) of the Entity as of September 30, 2018.

58.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

Account	09.30.18	12.31.17
COMMERCIAL PORTFOLIO
Normal performance	109,104,563	73,469,368

Preferred collaterals and counter guarantees “A”	2,420,255	1,429,483
Preferred collaterals and counter guarantees “B”	1,340,743	1,262,598
No preferred collateral or counter guarantees	105,343,565	70,777,287
With special follow-up	1,512,355	34,601

Under observation	1,512,355	34,601

Preferred collaterals and counter guarantees “B”	3,970	8,570
No preferred collateral or counter guarantees	1,508,385	26,031
Troubled	103,701	55,393

Preferred collaterals and counter guarantees “B”	3,446	—
No preferred collateral or counter guarantees	100,255	55,393
With high insolvency risk	238,879	58,410

Preferred collaterals and counter guarantees “B”	8,627	9,895
No preferred collateral or counter guarantees	230,252	48,515
Uncollectible	12,527	7,040

No preferred collateral or counter guarantees	12,527	7,040

TOTAL	110,972,025	73,624,812

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

Account	09.30.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO
Normal performance	70,786,914	57,047,162

Preferred collaterals and counter guarantees “A”	9,375	11,517
Preferred collaterals and counter guarantees “B”	6,695,439	5,051,088
No preferred collateral or counter guarantees	64,082,100	51,984,557
Low risk	964,062	540,883

Preferred collaterals and counter guarantees “B”	37,518	56,459
No preferred collateral or counter guarantees	926,544	484,424
Medium risk	908,102	483,019

Preferred collaterals and counter guarantees “B”	13,088	12,547
No preferred collateral or counter guarantees	895,014	470,472
High risk	547,570	260,898

Preferred collaterals and counter guarantees “A”	51	—
Preferred collaterals and counter guarantees “B”	22,959	22,031
No preferred collateral or counter guarantees	524,560	238,867
Uncollectible	49,252	36,685

Preferred collaterals and counter guarantees “A”	15	—
Preferred collaterals and counter guarantees “B”	8,148	6,784
No preferred collateral or counter guarantees	41,089	29,901
Uncollectible for technical reasons	—	2

Preferred collaterals and counter guarantees “B”	—	—
No preferred collateral or counter guarantees	—	2

TOTAL	73,255,900	58,368,649

TOTAL GENERAL	184,227,925	131,993,461

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18		31.12.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	25,876,809	14.05%	12,983,980	9.84%
50 following largest customers	33,607,244	18.24%	20,804,256	15.76%
100 following largest customers	18,848,647	10.23%	10,985,454	8.32%
All other customers	105,895,225	57.48%	87,219,771	66.08%

TOTAL	184,227,925	100.00%	131,993,461	100.00%

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF SEPTEMBER 30, 2018

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 09.30.18
Non-financial government sector	—	177	—	—	—	—	—	177
Agrentine Central Bank (BCRA)	—	1	—	—	—	—	—	1
Financial Sector	—	2,985,803	2,487,897	1,004,346	1,463,266	1,351,681	1,177,942	10,470,935
Non-financial private sector and residents abroad	907,493	68,262,944	23,807,859	24,468,540	17,746,549	19,693,352	39,816,039	194,702,776

TOTAL	907,493	71,248,925	26,295,756	25,472,886	19,209,815	21,045,033	40,993,981	205,173,889

(1)	Balances hereof are total contractual flows and, therefore, include principal, interest and accrued and to be accrued accesories.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	17,144,324	6.93%	5,616,361	3.65%
50 following largest customers	20,199,867	8.17%	8,597,760	5.58%
100 following largest customers	12,992,446	5.26%	6,168,839	4.01%
All other customers	196,891,331	79.64%	133,551,711	86.76%

TOTAL	247,227,968	100.00%	153,934,671	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF SEPTEMBER 30, 2018

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 09.30.18
Deposits	227,347,333	17,006,125	5,631,554	977,529	28,621	670	250,991,832
Non-financial government sector	2,024,578	23,859	—	65	—	—	2,048,502
Financial sector	196,891	—	—	—	—	—	196,891
Non-financial private sector and residents abroad	225,125,864	16,982,266	5,631,554	977,464	28,621	670	248,746,439
Liabilities at fair value through profit or loss	1,345,749	—	—	—	—	—	1,345,749
Derivative instruments	4,431,577	—	—	—	—	—	4,431,577
Other financial liabilities	19,728,791	172,661	232,227	449,144	892,466	198,599	21,673,888
Financing received from the BCRA and other financial institutions	277,654	2,497,271	2,815,977	—	187,725	—	5,778,627
Corporate bonds issued	51,233	355,092	184,523	661,547	1,079,614	611,482	2,943,491

TOTAL	253,182,337	20,031,149	8,864,281	2,088,220	2,188,426	810,751	287,165,164

(1)	Balances hereof are total contractual flows and, therefore, include principal, interest and accrued and to be accrued accessories.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

			Decreases
Accounts	Balances as of beginning of the year	Increases	Reversals	Applications	Balances as of 09.30.18	Balances as of 12.31.17
OF LIABILITIES
- Provisions for potential commitments	1,117	773(1)	458	—	1,432	1,117
- For administrative, disciplinary and criminal penalties	5,000	—	—	—	5,000	5,000
- Provisions for post-employment defined benefits plans	48,173	7,144(2)	—	—	55,317	48,173
- Other	2,073,567	1,427,603(3)	8,307	106,597(4)	3,386,266	2,073,567

TOTAL PROVISIONS	2,127,857	1,435,520	8,765	106,597	3,448,015	2,127,857

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to prepaid medical service.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Includes a reduction of 15,421 due to the effect of the loss of control in the subsidiary Volkswagen Financial Services Compañía Financiera S.A.

EXHIBIT R

ADJUSTMENT OF VALUES FOR LOSSES - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the year	Increases		Reversals	Applications	Loss of control over subsidiary (1)	Balances as of 09.30.18	Balances as of 12.31.17
Other financial assets	68,698	20,066	(2)	2,594	1,485	—	84,685	68,698
Loans and other financing	2,290,430	2,745,514	(3)	69,142	931,010	34,874	4,000,918	2,290,430
Other financial institutions	40,167	72,231		60,546		(38,354)	90,206	40,167
Non-financial private sector and residents abroad	2,250,263	2,673,283		8,596	931,010	73,228	3,910,712	2,250,263
Overdrafts	79,099	67,817		—	64,653	—	82,263	79,099
Discounted instruments	376,589	648,397		—	1,609	—	1,023,377	376,589
Real estate mortgage	38,924	44,555		—	79	—	83,400	38,924
Collateral loans	106,417	27,924		—	8,700	71,877	53,764	106,417
Consumer loans	473,853	513,748		—	230,467	—	757,134	473,853
Credit cards	805,049	996,417		—	447,121	—	1,354,345	805,049
Financial leases	34,767	21,968		—	6,645	140	49,950	34,767
Other	335,565	352,457		8,596	171,736	1,211	506,479	335,565
Private Securities	1,605	737	(3)	—	—	—	2,342	1,605
Occasional commitments	1,117	773		458	—	—	1,432	1,117

TOTAL ALLOWANCES	2,361,850	2,767,090	(4)	72,194	932,495	34,874	4,089,377	2,361,850

(1)	On September 25, 2018, the Bank and Volkswagen Financial Services Compañía Financiera S. A. deconsolidated as a result of the loss of control (see Note 1).
(2)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration what was mentioned above in Note 11 - Other financial assets and Note 12 - Loans and other financing, to the consolidated financial statements.

(3)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(4)	Includes total exchange rate difference of:

- Other financial assets	13,075
- Loans and other financing	389,413
- Private securities	635

KPMG	Telephone + 54 11 4316 5700
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Buenos Aires, Argentina	Internet .... www.kpmg.com.ar

REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Legal address: Av. Córdoba 111

City of Buenos Aires

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Report on Interim Financial Statements

We have reviewed the attached condensed consolidated interim financial statements of BBVA Banco Francés S.A. (the “Entity”) and its controlled companies, which comprise the condensed consolidated statement of financial position as at September 30, 2018, the condensed consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period ended as of that date, exhibits and the selected explanatory notes.

The balances and other information corresponding to the fiscal year 2017 and interim periods are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (BCRA), which, as described in Note 2 to the attached financial statements, are based on the International Financial Reporting Standards (“IFRS”) and specifically on International Accounting Standard No. 34, “Interim Financial Reporting” (IAS 34), as issued by the International Accounting Standards Board (“IASB”) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exception in the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Besides, given the effectiveness of Communication “A” 3921 issued by the BCRA, the Entity has not applied International Accounting Standard 29 “Financial reporting in Hyperinflationary Economies” (IAS 29) for the preparation of these financial statements. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Scope of the Review

Our responsibility is to express a conclusion on the accompanying condensed consolidated interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and other review procedures on the accounting information included in the interim financial statements and making inquiries to persons responsible for financial and accounting matters.

KPMG, una sociedad argentina y firma miembro de la red de firmas miembro independientes de KPMG afiliadas a

KPMG International Cooperative (“KPMG International”), una entidad suiza. Derechos reservados.

It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion on the condensed consolidated financial statements of interim period attached.

Conclusion

Based on our review, nothing has come out to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in conformity with the financial reporting framework established by the BCRA, as described in Note 2 to the accompanying financial statements.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following information disclosed in the attached financial statements:

a)

as mentioned in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to financial reporting framework established by the BCRA, which differs from IFRS in relation with the application of Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” that was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions and considering, in turn, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the treatment to be applied to uncertain tax positions,

b)

as mentioned in Note 2 to the accompanying financial statements, given the effectiveness of Communication “A” 3921 of the BCRA, the Entity has not applied International Accounting Standard 29 (IAS 29) “Financial reporting in Hyperinflationary Economies” for the preparation of the accompanying financial statements.

As of the date of this report, the Entity is in the process of quantifying the effect that the application of IAS 29 would have, as mentioned in section b) above. The issues indicated in paragraphs a) and b) above do not modify the conclusion expressed in the previous paragraph but must be taken into account by those users who use IFRS for the interpretation of the attached financial statements,

c)

as mentioned in note 5 to the accompanying financial statements, they refer to an interim period in the first fiscal year in which the Entity applies the new financial reporting framework established by the BCRA. The effects of changes caused by the application of this new accounting framework are presented in note 56 to the accompanying financial statements. The items and figures, contained in the reconciliations included in these note, are subject to changes that may occur as a result of changes in IFRS that are finally applied and can only be considered final when preparing the annual financial statements for the current fiscal year. This issue does not modify the conclusion expressed in the previous section.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors, who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, November 22, 2018.

KPMG

María Gabriela Saavedra

Partner

CONDENSED SEPARATE BALANCE SHEETS

AS OF SEPTEMBER 30, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	09.30.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	4	87,818,503	38,179,507	48,029,860
Cash		18,476,752	7,977,088	14,176,412
Financial institutions and correspondents		69,341,751	30,202,419	33,853,448
Argentine Central Bank (BCRA)		62,851,235	29,405,422	31,230,217
Other in the country and abroad		6,490,516	796,997	2,623,231
Debt securities at fair value through profit or loss	5 and Exhibit A	473,033	5,772,572	3,640,801
Derivatives	6	63,881	142,745	53,723
Repo transactions	7	9,582,646	6,329,939	58,322
Other financial assets	8	6,357,184	2,276,081	646,953
Loans and other financing	9	178,616,519	126,900,123	77,967,675
Non-financial government sector		177	218	98,819
Argentine Central Bank (BCRA)		1	—	—
Other financial institutions		9,634,439	8,405,517	3,672,017
Non-financial private sector and residents abroad		168,981,902	118,494,388	74,196,839
Other debt securities	10	30,982,187	16,298,834	9,194,483
Financial assets pledged as collateral	11	6,301,957	3,250,464	2,184,194
Investments in equity instruments	13 and Exhibit A	11,032	6,870	4,408
Investments in subsidiaries, associates and joint ventures	14	2,330,561	1,724,235	1,605,718
Property, plant and equipment	15	9,172,910	9,206,870	8,017,217
Intangible assets	16	596,310	434,572	315,637
Deferred income tax assets		100,826	—	—
Other non-financial assets	17	1,372,686	1,521,106	1,449,278
Assets held for sale	18	252,805	196,379	—

TOTAL ASSETS		334,033,040	212,240,297	153,168,269

CONDENSED SEPARATE BALANCE SHEETS

AS OF SEPTEMBER 30, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	09.30.18	12.31.17	12.31.16
LIABILITIES
Deposits	19 and Exhibit H	247,477,881	153,962,733	114,652,105
Non-financial government sector		2,030,030	1,042,016	2,640,909
Financial sector		196,891	187,122	247,891
Non-financial private sector and residents abroad		245,250,960	152,733,595	111,763,305
Liabilities at fair value through profit or loss	20	1,345,749	—	—
Derivative instruments	6	4,431,577	229,775	58,305
Repo transactions	7	—	285,410	135,139
Other financial liabilities	21	21,934,634	13,865,576	7,648,411
Financing received from the BCRA and other financial institutions	22	5,757,714	562,175	668,123
Corporate bonds issued	23	1,735,343	2,052,490	1,786,285
Current income tax liabilities	12 a)	2,474,435	1,346,870	1,066,172
Provisions	Exhibit J	3,430,745	2,092,059	860,176
Deferred income tax liabilities		—	421,099	937,293
Other non-financial liabilities	24	9,745,844	7,345,776	5,537,838

TOTAL LIABILITIES		298,333,922	182,163,963	133,349,847

EQUITY
Share capital	25	612,660	612,660	536,878
Non-capital contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserves		17,424,932	14,516,667	11,783,995
Retained earnings		4,014,897	3,260,218	3,438,188
Accumulated other comprehensive income		(79,386)	4,889	98,169
Income for the period		6,677,059	4,632,944	3,465,702

TOTAL EQUITY		35,699,118	30,076,334	19,818,422

TOTAL LIABILITIES AND EQUITY		334,033,040	212,240,297	153,168,269

CONDENSED SEPARATE STATEMENT OF INCOME

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.18	Accumulated as of 09.30.17	Quarter from 07.01.18 to 09.30.18	Quarter from 07.01.17 to 09.30.17
Interest income	26	28,899,208	15,307,855	11,897,359	5,114,597
Interest expenses	27	(11,864,668)	(5,193,158)	(5,607,946)	(1,793,499)

Net interest income		17,034,540	10,114,697	6,289,413	3,321,098

Commission income	28	7,860,133	4,697,955	3,772,503	1,766,858
Commission expenses	29	(4,846,275)	(2,995,524)	(1,978,674)	(1,090,661)

Net commission income		3,013,858	1,702,431	1,793,829	676,197

Net income/(loss) from financial instruments at fair value through profit or loss	30	(156,206)	1,806,517	105,687	996,685
Net income/(loss) from write-down of assets at amortized cost and at fair value through OCI	31	(54,157)	6,723	12,774	35
Foreign exchange gains/(losses)	32	4,242,969	1,370,514	1,544,951	633,393
Other operating income	33	3,672,832	3,262,306	1,162,997	788,556
Loan loss provision	Exhibit R	(2,337,129)	(1,370,845)	(1,023,549)	(585,930)

Net operating income		25,416,707	16,892,343	9,886,102	5,830,034

Personnel benefits	34	(6,285,755)	(4,795,547)	(2,460,824)	(1,646,644)
Administrative expenses	35	(4,899,413)	(3,752,707)	(1,793,719)	(1,276,131)
Depreciation and amortization	36	(623,370)	(463,971)	(219,127)	(164,488)
Other operating expenses	37	(4,929,211)	(4,206,266)	(1,536,193)	(1,001,604)

Operating income		8,678,958	3,673,852	3,876,239	1,741,167

Income from associates and joint ventures		490,660	574,490	188,302	207,213

Income before income tax		9,169,618	4,248,342	4,064,541	1,948,380

Income tax	12 b)	(2,492,559)	(1,154,292)	(1,056,700)	(566,894)

Net income for the period		6,677,059	3,094,050	3,007,841	1,381,486

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Numerator:
Net income attributable to owners of the Bank	6,677,059	3,094,050
Net income attributable to owners of the Bank adjusted to reflect the effect of dilution	6,677,059	3,094,050
Denominator:
Weighted average of outstanding ordinary shares for the period	612,659,638	555,184,914
Weighted average of outstanding ordinary shares for the period adjusted to reflect the effect of dilution	612,659,638	555,184,914
Earnings per basic share (stated in thousands of pesos)	10.8985	5.5730
Earnings per diluted share (stated in thousands of pesos) (1)	10.8985	5.5730

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONDENSED SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

	Accumulated as of 09.30.18	Accumulated as of 09.30.17	Quarter from 07.01.18 to 09.30.18	Quarter from 07.01.17 to 09.30.17
Net income	6,677,059	3,094,050	3,007,841	1,381,486
Other comprehensive income components not to be reclassified to income/(loss) for the period:
Post-employment defined benefits plans
Accumulated actuarial income/(loss) for post-employment defined benefits plans	(5,322)	(2,698)	—	—
Income tax	1,600	944	—	—

	(3,722)	(1,754)	—	—

Total Other Comprehensive Income/(Loss) not to be re-classified to income/(loss) for the period	(3,722)	(1,754)	—	—
Other Comprehensive Income components to be re-classified to income/(loss) for the period:
Fair value reserve (Item 4.1.2a of IFRS 9)
Net change in fair value of financial assets at FVOCI	(363,357)	(100,794)	(258,594)	(86,303)
Net amount reclassified to profit or loss	54,155	(90,672)	42,612	(136)
Income tax	92,885	66,923	65,773	38,945

	(216,317)	(124,543)	(150,209)	(47,494)

Share in Other Comprehensive Income from associates and joint ventures booked by application of the equity method:
Income/(loss) for the period for the share in OCI from associates at equity-method	135,764	1,710	32,931	7,485

	135,764	1,710	32,931	7,485

Total Other Comprehensive Loss to be reclassified to income/(loss) for the period	(80,553)	(122,833)	(117,278)	(40,009)
Total Other Comprehensive Loss for the period	(84,275)	(124,587)	(117,278)	(40,009)

Total comprehensive income	6,592,784	2,969,463	2,890,563	1,341,477

CONDENSED SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018

(stated in thousands of pesos)

	Capital	Non- capital contributions		Other comprehensive income		Cumulative results
Transactions	Share capital	Share premium	Adjustments to equity	Fair value reserve	Other	Legal reserve	Optional reserve	Retained earnings	Total equity
Balance at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 42)	—	—	—	14,922	(10,033)	—	—	4,014,897	4,019,786

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	14,922	(10,033)	4,027,251	10,489,416	7,893,162	30,076,334

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	6,677,059	6,677,059
- Other Comprehensive Income/(Loss) for the period	—	—	—	(216,317)	132,042	—	—	—	(84,275)
- Allocation of unappropriated retained earnings as per the Shareholders’ Meeting held on April 10, 2018 to:
Legal reserve	—	—	—	—	—	775,653	—	(775,653)	—
Cash dividends	—	—	—	—	—	—	—	(970,000)	(970,000)
Other	—	—	—	—	—	—	2,132,612	(2,132,612)	—

Balances at period end	612,660	6,735,977	312,979	(201,395)	122,009	4,802,904	12,622,028	10,691,956	35,699,118

CONDENSED SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

(stated in thousands of pesos)

	Capital	Non- capital contributions		Other comprehensive income		Cumulative results
Transactions	Share capital	Share premium	Adjustments to equity	Fair value reserve	Other	Legal reserve	Optional reserve	Retained earnings	Total equity
Balance at the beginning of the year	536,878	182,511	312,979	—	—	3,298,517	8,485,478	3,643,672	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 42)	—	—	—	100,117	(1,948)	—	—	3,260,218	3,358,387

Adjusted balance at the beginning of the year	536,878	182,511	312,979	100,117	(1,948)	3,298,517	8,485,478	6,903,890	19,818,422

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	3,094,050	3,094,050
- Other Comprehensive Income/(Loss) for the period	—	—	—	(124,543)	(44)	—	—	—	(124,587)
- Allocation of unappropriated retained earnings as per the Shareholders’ Meeting held on March 30, 2017 to:
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—
Cash dividends	—	—	—	—	—	—	—	(911,000)	(911,000)
Other	—	—	—	—	—	—	2,003,938	(2,003,938)	—
-Subscription for shares as per the Shareholders’
Meeting held on June 13, 2017	75,782	6,556,640	—	—	—	—	—	—	6,632,422

Balances at period end	612,660	6,739,151	312,979	(24,426)	(1,992)	4,027,251	10,489,416	6,354,268	28,509,307

CONDENSED SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED ON SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Cash flow from operating activities
Income before Income Tax	9,169,618	4,248,342
Adjustments to obtain flows from operating activities:	(22,872,357)	(1,391,245)
Depreciation and amortization	623,370	463,971
Net impairment loss	2,337,129	1,370,845
Other adjustments	(25,832,856)	(3,226,061)
Net decreases from operating assets:	(70,773,485)	(51,200,459)
Debt securities at fair value through profit or loss	5,085,695	(2,070,765)
Derivative instruments	132,799	53,723
Repo transactions	(3,055,859)	(5,057,830)
Loans and other financing	(50,685,950)	(32,347,305)
Non-financial government sector	41	98,552
Other financial institutions	(838,379)	(2,654,233)
Non-financial private sector and residents abroad	(49,847,612)	(29,791,624)
Other debt securities	(15,244,323)	(5,619,976)
Financial assets pledged as collateral	(3,051,493)	(1,546,914)
Investments in equity instruments	(4,162)	(391)
Other assets	(3,950,192)	(4,611,001)
Net increases from operating liabilities:	102,127,628	22,610,032
Deposits	91,546,972	15,169,923
Non-financial government sector	988,014	(1,112,585)
Financial sector	9,769	(132,820)
Non-financial private sector and residents abroad	90,549,189	16,415,328
Liabilities at fair value through profit or loss	1,345,749	44,415
Derivative instruments	(67,810)	44,485
Repo transactions	(285,410)	1,108,021
Other liabilities	9,588,127	6,243,188
Income tax paid	(668,318)	(510,928)

Total cash flows generated by / (used in) operating activities	16,983,086	(26,244,258)

CONDENSED SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM NINE-MONTH PERIODS ENDED ON SEPTEMBER 30, 2018 AND 2017

(stated in thousands of pesos)

Accounts	09.30.18	09.30.17
Cash flows from investing activities
Payments:	(876,463)	(1,575,999)
Purchase of property, plant, and equipment, intangible assets and other assets	(599,651)	(1,575,999)
Purchase of debt or equity instruments issued by other entities	(232,610)	—
Other payments related to investing activities	(44,202)	—
Collections:	934,664	374,347
Sale of property, plant and equipment, intangible assets and other assets	380,261	—
Other collections related to investing activities	554,403	374,347

Total cash flows generated by / (used in) investing activities	58,201	(1,201,652)

Cash flows from financing activities
Payments:	(1,387,950)	(1,940,665)
Dividends	(970,000)	(911,000)
Non-subordinated corporate bonds	(350,312)	(699,354)
BCRA	—	(4,095)
Financing by local financial institutions	(67,638)	(326,216)
Collections:	5,263,177	6,632,422
Issuance of equity instruments	—	6,632,422
Argentine Central Bank	1,998	—
Other collections related to financing activities	5,261,179	—

Total cash flows generated by financing activities	3,875,227	4,691,757

Effect of exchange rate changes on cash and cash equivalents balances	28,772,481	2,382,329
Total changes in cash flows

Net increase / (net decrease) in cash and cash equivalents	49,638,996	(20,371,824)

Cash and cash equivalents at the beginning of the year (1)	38,179,507	48,029,860

Cash and cash equivalents at the end of the period (1)	87,818,503	27,658,036

(1)	See Note 4.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed financial statements for the nine-month period ended September 30, 2018 are part of the period covered by the first annual financial statements prepared based on the reporting framework established by the Argentine Central Bank (BCRA), which provide that entities under its supervision shall submit financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception of the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” (hereinafter “financial reporting framework established by the BCRA”) and considering, in turn, the accounting standards set forth by the BCRA through Memorandum No. 6/2017 regarding the criterion applicable to recognize uncertain tax provisions. IAS 29 has not been applied as provided by BCRA Communication “A” 3924.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a deviation from the IFRS, as detailed in that note.

As this is an interim period, the Bank has opted to present condensed information. Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and measurement unit (Note 3 to the consolidated financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated financial statements)

•	Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective (Note 6 to the consolidated financial statements)

•	Provisions (Note 27 to the consolidated financial statements)

•	Fair values of financial instruments (Note 42 to the consolidated financial statements)

•	Segment reporting (Note 43 to the consolidated financial statements)

•	Subsidiaries (Note 44 to the consolidated financial statements)

•	Involvement with non-consolidated structured entities (Note 45 to the consolidated financial statements)

•	Deposits guarantee regime (Note 49 to the consolidated financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 51 to the consolidated financial statements)

•	Trust activities (Note 53 to the consolidated financial statements)

•	Mutual funds (Note 54 to the consolidated financial statements)

•	Penalties and administrative proceedings instituted by the BCRA (Note 55 to the consolidated financial statements)

•	Subsequent events (Note 57 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the interim consolidated financial statements as of March 31, 2018, in all periods presented in these financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting framework set forth by the BCRA. Note 42 contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the nine-month period ended September 30, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The interim financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable yields for its interest in the participated company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in the results and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

4.	Cash and deposits in banks

	09.30.18	12.31.17	09.30.17	12.31.16
Cash	18,476,752	7,977,088	6,156,460	14,176,412
BCRA - Unrestricted current account	62,851,235	29,405,422	20,539,990	31,230,217
Balances in local and foreign financial institutions	6,490,516	796,997	961,586	2,623,231

TOTAL	87,818,503	38,179,507	27,658,036	48,029,860

5.	Debt securities at fair value through profit or loss

	09.30.18	12.31.17	12.31.16
Government securities	222,263	1,387,290	2,003,459
Private securities - Corporate bonds	152,809	134,094	176,714
BCRA Bills	97,961	4,251,188	1,460,628

TOTAL	473,033	5,772,572	3,640,801

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Balance Sheet in the item “Derivative instruments”; and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

The breakdown of the item is as follows:

Assets

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards	63,881	110,057	28,655
Interest Rate Swaps	—	32,688	25,068

TOTAL	63,881	142,745	53,723

Liabilities

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards	3,879,997	137,639	5,070
Interest Rate Swaps	551,580	92,136	53,235

TOTAL	4,431,577	229,775	58,305

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars, as well as the base value of interest rate swaps are reported below.

	09.30.18	12.31.17	12.31.16
Foreign Currency Forwards
Foreign currency forward purchases	31,431,933	12,671,490	2,623,708
Foreign currency forward sales	33,971,903	12,592,256	3,186,904
Interest rate swaps
Fixed rate for variable rate	3,857,661	4,376,498	2,251,362

7.	Repo transactions

The breakdown of the item is as follows:

Assets

		09.30.18	12.31.17	12.31.16
Financial institutions		209,348	603,035	58,322
BCRA		1,124,065	1,353,992	—
Non-financial institutions	(1)	8,249,233	4,372,912	—

TOTAL		9,582,646	6,329,939	58,322

(1)	For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000.

Liabilities

	09.30.18	12.31.17	12.31.16
Financial institutions	—	285,410	135,139

TOTAL	—	285,410	135,139

8.	Other financial assets

The breakdown of Other financial assets is as follows:

	09.30.18	12.31.17	12.31.16
Measured at amortized cost Financial debtors for spot transactions pending settlement	4,535,016	1,431,589	—
Non-financial debtors for spot transactions pending settlement	94,328	110,454	75,025
Other receivables	1,330,716	735,260	560,415
Other	465,801	56,344	71,647

	6,425,861	2,333,647	707,087

Allowance for loan losses (Exhibit R)	(68,677)	(57,566)	(60,134)

TOTAL	6,357,184	2,276,081	646,953

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.18	12.31.17	12.31.16
Non-financial government sector	177	218	98,819
BCRA	1	—	—
Other financial institutions	9,724,645	8,484,038	3,703,085
Overdrafts	16,405,607	11,707,264	9,801,870
Discounted instruments	10,122,369	11,164,895	6,456,171
Notes	12,422,189	7,049,131	4,348,688
Documents purchased	—	13,450	—
Real estate mortgage	8,718,885	4,457,821	1,917,412
Pledge loans	1,774,642	2,088,092	2,966,858
Consumer loans	21,923,282	16,638,201	9,566,943
Credit Cards	37,421,393	30,144,824	22,625,315
Loans for the prefinancing and financing of exports	46,551,521	23,147,427	8,486,700
Receivables from financial leases	2,617,227	2,290,031	1,992,915
Loans to personnel	1,037,125	626,175	174,993
Other financing	13,898,374	11,365,907	7,432,255

	182,617,437	129,177,474	79,572,024

Allowance for loan losses (Exhibit R)	(4,000,918)	(2,277,351)	(1,604,349)

TOTAL	178,616,519	126,900,123	77,967,675

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below.

	09.30.18	12.31.17	12.31.16
Total exhibits B and C	184,205,881	130,789,730	81,070,409
Plus:
BCRA	1	—	—
Loans to personnel	1,037,125	626,175	174,993
Less:
Allowance for loan losses	4,000,918	2,277,351	1,604,349
Adjustments for effective interest rate	118,436	316,269	559,072
Corporate bonds	221,574	292,352	325,925
Loans commitments	2,285,560	1,629,810	788,381

Total loans and other financing	178,616,519	126,900,123	77,967,675

10.	Other debt securities

a)	Financial assets measured at amortized cost

They include corporate bonds for which the Entity is carrying out credit recovery transactions, for an amount of 190 as of September 30, 2018 and December 31, 2017 and 243 as of December 31, 2016.

b)	Financial assets measured at fair value through OCI

	09.30.18	12.31.17	12.31.16
Government securities	13,352,630	5,580,301	3,121,198
BCRA Bills	—	10,559,358	5,924,317
BCRA Liquidity Bills	17,421,132	—	—
Private securities - Corporate bonds	210,577	160,590	150,227

	30,984,339	16,300,249	9,195,742

Allowance for loan losses- Private securities (Exhibit R)	(2,342)	(1,605)	(1,502)

TOTAL	30,981,997	16,298,644	9,194,240

11.	Financial assets pledged as collateral

As of September 30, 2018, December 31, 2017 and December 31, 2016, the Entity delivered the financial assets listed below as collateral:

		09.30.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,717,920	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	2,316,742	476,370	12,905
Guarantee Trust - Pesos	(2)	8,400	3,090	1,120
Deposits as collateral	(3)	2,258,895	1,475,728	1,120,490
For reverse repo transactions - BCRA Bills at fair value through OCI		—	296,630	134,027
For reverse repo transactions - Government securities at fair value through OCI		—	21,080	1,065

TOTAL		6,301,957	3,250,464	2,184,194

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on term and foreign currency forward transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and forward transactions.

12.	Income tax

a)	Current income tax liabilities

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Advances	(444,990)	(594,048)	(1,172,124
Collections and withholdings	(575)	(82)	(4)
Income Tax Provision	2,920,000	1,941,000	2,238,300

	2,474,435	1,346,870	1,066,172

b)	Income tax charge

Breakdown of income tax expense:

	09.30.18	09.30.17
Current tax	2,920,000	1,279,000
Deferred tax	(427,441)	(124,708)

	2,492,559	1,154,292

Income tax, pursuant to IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate that the Entity expects for the fiscal year.

The Bank’s effective rate for the nine-month period ended September 30, 2018 and 2017 was 27%.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through OCI. The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Banco Latinoaméricano de Exportaciones S.A.	10,293	4,725	3,989
Other	739	2,145	419

TOTAL	11,032	6,870	4,408

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence and, therefore, measures them by applying the equity method:

	09.30.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	156,686	161,266	99,462
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	27,657	5,490	3,253
Volkswagen Financial Services Compañía Financiera S.A.	611,500	309,845	275,494
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	365,571	358,839	283,340
PSA Finance Arg. Cía. Financiera S.A.	432,463	344,710	369,977
Rombo Cía. Financiera S.A.	518,230	393,953	349,027
BBVA Consolidar Seguros S.A.	184,591	131,334	109,399
Interbanking S.A.	33,863	18,798	10,581
Prisma Medios de Pago S.A. (1)	—	—	105,185

TOTAL	2,330,561	1,724,235	1,605,718

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21 to the consolidated financial statements.

15.	Property, plant and equipment

	09.30.18	12.31.17	12.31.16
Real estate	6,628,152	6,960,452	6,841,675
Constructions in progress	372,587	350,315	141,101
Furniture and facilities	1,418,174	1,156,711	564,791
Machinery and equipment	740,346	731,187	461,292
Automobiles	13,651	8,205	8,358

TOTAL	9,172,910	9,206,870	8,017,217

16.	Intangible assets

	09.30.18	12.31.17	12.31.16
Licenses	429,880	339,423	238,675
Other intangible assets	166,430	95,149	76,962

TOTAL	596,310	434,572	315,637

17.	Other non-financial assets

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Investment properties	100,853	102,720	105,106
Prepayments	295,079	65,635	58,900
Advance payments	703,221	760,184	446,837
Advances to suppliers of goods	114,426	266,649	475,767
Other miscellaneous assets	134,069	195,194	205,577
Advances to personnel	11,771	44,769	118,544
Property taken as security for loan	1,636	959	1,724
Other	11,631	84,996	36,823

TOTAL	1,372,686	1,521,106	1,449,278

18.	Assets held for sale

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Assets held for sale”, for an amount of 252,805 and 196,379 as of September 30, 2018 and December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

19.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Non-financial government sector	2,030,030	1,042,016	2,640,909
Financial sector	196,891	187,122	247,891
Non-financial private sector and residents abroad	245,250,960	152,733,595	111,763,305
Checking accounts	24,972,797	24,283,741	19,896,819
Savings accounts	143,828,389	79,047,758	42,591,155
Time deposits	71,779,030	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,670,744	4,576,663	13,442,535

TOTAL	247,477,881	153,962,733	114,652,105

20.	Liabilities at fair value through profit or loss

	09.30.18	12.31.17	12.31.16
Obligations for securities transactions	1,345,749	—	—

TOTAL	1,345,749	—	—

21.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

	09.30.18	12.31.17	12.31.16
Creditors for spot transactions pending settlement	5,457,682	2,089,348	189,883
Obligations for financing of purchases	8,412,734	7,644,011	4,796,098
Accrued commissions payable	11,680	16,321	16,274
Collections and other transactions on behalf of third parties	3,862,739	1,613,752	1,570,768
Interest accrued payable	62,002	17,115	7,761
Other	4,127,797	2,485,029	1,067,627

TOTAL	21,934,634	13,865,576	7,648,411

22.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	09.30.18	12.31.17	12.31.16
Local financial institutions	124,510	257,991	—
BCRA	7,622	8,482	31,970
Foreign financial institutions	5,625,582	295,702	636,153

TOTAL	5,757,714	562,175	668,123

23.	Corporate bonds issued

The detail of corporate bonds in force as of September 30, 2018, December 31, 2017 and 2016, is included in Note 26 to the consolidated financial statements.

24.	Other non-financial liabilities

The breakdown of the item is as follows:

	09.30.18	12.31.17	12.31.16
Short term personnel benefits	2,326,042	1,698,647	1,334,089
Long term personnel benefits	154,113	137,389	109,240
Other collections and withholdings	1,774,690	1,503,831	1,319,998
Social security payable	241,811	20,045	14,945
Advance collections	1,178,967	827,850	947,619
Miscellaneous creditors	3,012,519	2,474,331	1,288,898
For contract liabilities	209,425	212,022	158,152
Other taxes payable	839,858	466,268	346,008
Other	8,419	5,393	18,889

TOTAL	9,745,844	7,345,776	5,537,838

25.	Share capital

The information on the corporate stock is disclosed in Note 29 to the consolidated financial statements.

26.	Interest income

	09.30.18	09.30.17
Interest on loans to the financial sector	1,836,055	784,168
Interest from overdrafts	3,956,923	2,185,343
Interest from documented instruments	3,470,030	1,448,391
Interest from mortgage loans	520,112	264,002
Interest from pledge loans	362,303	408,088
Interest from credit cards	4,952,684	4,410,599
Interest from financial leases	387,907	297,903
Interest from consumer loans	4,513,028	2,775,764
Interest from other loans	1,454,080	1,028,573
Premium for repo transactions	421,870	355,274
Interest from government securities	4,232,063	731,303
Interest from loans for the prefinancing and financing of exports	986,599	246,270
Stabilization Coefficient (CER) clause adjustment	63,245	312,625
Acquisition Value Unit (UVA) clause adjustment	1,713,669	56,000
Other financial income	28,640	3,552

TOTAL	28,899,208	15,307,855

27.	Interest expenses

	09.30.18	09.30.17
Checking accounts deposits	1,845,594	302,093
Savings accounts deposits	64,338	24,507
Time deposits	8,281,445	4,423,875
Bank loans	43,165	17,192
Other liabilities	905,875	323,012
Premium for repurchase agreements	82,637	72,520
Acquisition Value Unit (UVA) clause adjustments	636,895	28,788
Other	4,719	1,171

TOTAL	11,864,668	5,193,158

28.	Commission income

	09.30.18	09.30.17
Linked to liabilities	4,192,247	2,746,891
Linked to loans	3,239,299	1,682,047
Linked to securities	103,069	59,468
From guarantees granted	2,108	340
From foreign and exchange transactions	323,410	209,209

TOTAL	7,860,133	4,697,955

29.	Commission expenses

	09.30.18	09.30.17
For credit and debit cards	2,084,459	1,184,637
Latam Pass Commissions	1,653,189	936,857
Linked to transactions with securities	858	718
For foreign trade transactions	97,807	58,592
For payment of wages	201,701	114,189
For promotions	176,634	104,140
For digital sales services	294,680	181,014
Other commission expenses	336,947	415,377

TOTAL	4,846,275	2,995,524

30.	Net income/(loss) from measurement of financial instruments at fair value through profit or loss

	09.30.18	09.30.17
Income/(loss) from foreign currency forward transactions	(442,734)	(18,301)
Income from government securities	647,308	1,763,981
Income from corporate bonds	11,227	45,374
Income from private securities	310,900	32
Income/(loss) from interest rate swaps	(682,907)	15,431

TOTAL	(156,206)	1,806,517

31.	Income from derecognition of financial assets

	09.30.18	09.30.17
Income from sale or derecognition of government securities	57,241	6,742
Expenses for sale or derecognition of government securities	(111,398)	(19)

TOTAL	(54,157)	6,723

32.	Foreign exchange gains/(losses)

	09.30.18	09.30.17
Conversion of assets and liabilities in foreign currency into pesos	1,477,978	(136,074)
Income from purchase-sale of foreign currency	2,764,991	1,506,588

TOTAL	4,242,969	1,370,514

33.	Other operating income

	09.30.18	09.30.17
Rental of safe deposit boxes	323,592	245,975
Adjustments and interest on miscellaneous receivables	325,284	102,691
Punitive interest	51,520	28,299
Loans recovered	202,001	220,439
Allowances reversed	72,192	77,046
Commissions for the hiring of insurance	511,225	494,762
Income tax contingency (Note 15c. to the consolidated financial statements)	1,021,518	1,185,800
Commissions for transportation of values	33,917	38,231
Commissions for custody	46,212	35,151
Commissions for credit and debit cards	328,403	233,352
Other operating income	756,968	600,560

TOTAL	3,672,832	3,262,306

34.	Personnel benefits

	09.30.18	09.30.17
Salaries	3,600,548	2,888,003
Social security charges	1,099,078	851,232
Personnel compensation and benefits	384,653	291,909
Personnel services	126,687	107,095
Other short term personnel benefits	1,056,243	643,314
Post-employment personnel benefits - Defined benefits	1,822	1,617
Other long term benefits	16,724	12,377

TOTAL	6,285,755	4,795,547

35.	Administrative expenses

	09.30.18	09.30.17
Travel expenses	58,908	45,773
Administrative services	343,854	251,014
Security services	222,065	227,682
Fees to Bank Directors and Supervisory Committee	9,599	6,854
Other fees	211,344	139,343
Insurance	50,514	39,876
Rent	535,641	345,841
Stationery and supplies	28,604	30,619
Electricity and communications	208,520	151,055
Advertising and publicity	322,882	293,116
Taxes	1,138,945	861,204
Maintenance costs	532,394	394,143
Armored transportation services	650,193	504,244
Other administrative expenses	585,950	461,943

TOTAL	4,899,413	3,752,707

36.	Depreciation and amortization

	09.30.18	09.30.17
Depreciation of property, plant and equipment	528,487	376,357
Amortization of intangible assets	92,903	85,743
Depreciation of other assets	1,980	1,871

TOTAL	623,370	463,971

37.	Other operating expenses

	09.30.18	09.30.17
Contribution to the Deposits Guarantee Fund (Note 49 to the consolidated financial statements)	223,842	156,365
Turnover tax	2,728,000	1,579,450
Charge for other allowances (Exhibit J)	1,423,181	1,443,642
Sinisters	101,931	68,813
Other operating expenses	452,257	957,996

TOTAL	4,929,211	4,206,266

38.	Related parties

a) Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria S.A.

b) Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The key management personnel received the following remuneration:

	09.30.18	09.30.17
Fees	8,714	6,079

Total	8,714	6,079

b.2) Transactions and balances with key management personnel

	Balances as of			Transactions
	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Loans
Credit cards	2,146	2,435	1,907	69	44
Overdrafts	27	20	—	7	12
Personal loans	—	10	—	—	8
Mortgage loans	1,329	1,366	—	178	184
Financial leases	—	—	86	—	1
Deposits
Checking account	9	12	3	—	—
Savings account	26,826	10,567	4,511	2	1
Term deposits	—	—	6,306	—	—

Transactions have been agreed upon on an arm’s length basis.

b.3) Transactions and balances with related parties (except key management personnel)

	Balances as of			Transactions
Parent	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Cash and deposits in banks	350,603	425,754	245,089	—	—
Derivative instruments (Assets)	9,946	—	—	—	—
Other Non-financial Liabilities	192,783	54,701	113,967	77,483	46,306
Securities in custody	64,789,534	62,359,948	37,468,665	—	—
Derivative instruments (Memorandum Accounts)	212,769	—	—	1,353	—
Sureties Granted	585,981	296,403	126,286	17	—
Guarantees Received	1,100	371	371	—	—

	Balances as of			Transactions
Subsidiaries	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Loans and other financing	88	3,811,207	1,015,703	894,606	330.896
Other financial assets	422	229	12	—	—
Deposits	253,383	28,115	50,059	—	—
Financing Received	—	—	—	2,350	260
Securities in Custody	348,432	375,785	186,440	—	—
Sureties	281	281	281	—	—
Other Operating Income	—	—	—	4,666	3,590
Administrative Expenses	—	—	—	756	6,006

	Balances as of			Transactions
Associates	09.30.18	12.31.17	12.31.16	09.30.18	09.30.17
Cash and deposits in banks	77	76	8	—	—
Loans and other financing	6,137,148	2,067,515	1,165,928	645,901	478,416
Debt securities at fair value through profit or loss	14,154	4,179	5,849	11,146	—
Derivative instruments (Assets)	—	743	3,093	—	13,315
Deposits	278,817	36,506	25,983	5,642	—
Other Non-Financial Liabilities	3,370	3,124	407	5,599	3,855
Financing Received	—	82,175	—	5,357	—
Derivative instruments (Liabilities)	408,246	12,026	576	505,739
Corporate bonds issued	80,716	95,374	29,738	21,600	5,179
Interest Rate Swaps	2,609,450	2,711,960	1,087,279	—	—
Securities in custody	1,017,841	223,475	380,819	—	—
Documented credits	28,676	—	—	—	—

Transactions are agreed upon on an arm’s length basis.

39.	Restrictions to the payment of dividends

We refer to Note 47 to the consolidated financial statements regarding the restrictions to the payment of dividends.

40.	Restricted availability assets

The Entity’s restricted assets are detailed in Note 48 to the consolidated financial statements.

41.	Minimum cash and minimum capital requirements

41.1 Minimum cash requirements

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account not restricted	66,734,020	28,091,018	31,230,217
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	1,717,920	977,566	914,587
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted (Note 40)	206,364	—	—

	68,658,304	29,068,584	32,144,804

Treasury Bonds in pesos at fixed rate due November 2020	6,056,250	—	—
Liquidity Bills – B.C.R.A.	17,421,132	—	—

TOTAL	92,135,686	29,068,584	32,144,804

41.2 Minimum capital requirements

The breakdown of minimum capital requirements is as follows as of the mentioned date:

	09.30.18	09.30.17
Credit risk	16,880,435	10,589,694
Operational risk	3,057,896	2,259,356
Market risk	171,996	316,024
Breach of other technical ratios	814,296	—
Pay-in	31,826,433	23,955,563

Excess	10,901,810	10,790,489

42.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual financial statements for this fiscal year.

a) Reconciliations of equity

	Reference	12.31.17	09.30.17	12.31.16
Equity as per the previous financial statements		26,056,548	24,638,812	16,460,035
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Deemed cost of Real Property	(a)	4,721,093	4,740,292	4,788,955
Effective rate of Loans	(b)	(316,269)	(261,198)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,587)	(14,193)	(31,439)
Fair value of derivatives	(e)	(37,337)	(37,188)	(34,122)
Equity method for subsidiaries, associates and joint ventures	(f)	240,464	321,103	275,577
Assets and Liabilities for contracts with customers	(g)	(131,840)	(126,202)	(138,665)
Goodwill	(h)	360	270	—
Deferred income tax	(i)	(421,099)	(744,718)	(937,293)
Financial guarantee contracts	(j)	(5,454)	(5,393)	(3,425)
Actions for the protection of constitutional rights (Amparos)	(k)	(2,429)	(2,278)	(2,129)

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,076,334	28,509,307	19,818,422

b) Reconciliations of Income/(Loss)

	Reference		Quarter from 07.01.17 to 09.30.17	Accumulated as of 09.30.17
Income as per the previous financial statements			1,134,580	2,457,355
Adjustments due to initial implementation of the financial reporting framework set forth by BCRA
Depreciation/Impairment of Real Property	(a)		(1,585)	(48,663)
Effective rate of Loans	(b)		63,369	297,874
Fair value of government and private securities	(d)		111,190	208,712
Fair value of derivatives	(e)		(44,396)	(3,066)
Equity method for associates and joint ventures	(f)		13,867	43,816
Assets and Liabilities for contracts with customers	(g	)	31,191	12,463
Goodwill	(h)		90	270
Deferred income tax	(i)		74,106	124,708
Financial guarantee contracts	(j)		(851)	(1,968)
Actions for the protection of constitutional rights (Amparos)	(k)		(75)	(149)
Prepaid medical plan service	(l)		—	2,698

Net income pursuant to the new financial reporting framework set forth by the BCRA			1,381,486	3,094,050

Other comprehensive income
Fair value of government and private securities	(86,439)	(191,466)
Equity method for associates and joint ventures	7,485	1,710
Deferred income tax	38,945	66,923
Post-employment defined benefits plans	—	(1,754)

Other Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA	(40,009)	(124,587)

Total comprehensive income pursuant to the new financial reporting framework set forth by the BCRA	1,341,477	2,969,463

Reference	Account

(a)	The Entity has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and financial liabilities valued at amortized cost the Entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Entity’s loan portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Entity. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Entity at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Entity has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Entity satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Entity recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Entity recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12—“Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Guarantees granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services accrues according to the criteria and scope of IFRS 15.

(k)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and quotas of Common Funds under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

(l)	The Entity reclassified income for defined benefit plans to other comprehensive income, as set forth in IFRS 19 Employee benefits.

c) Significant adjustments to the Cash Flow are detailed below:

Cash and cash equivalents	Previous accounting framework 12.31.17	Adjustments	IFRS accounting framework 12.31.17
Cash	7,977,088	—	7,977,088
Argentine Central Bank (BCRA)	28,091,018	1,314,404	29,405,422
Financial institutions and correspondents	1,523,168	(726,171)	796,997
Local interfinancial loans	3,132,000	(3,132,000)	—

Total	40,723,274	(2,543,767)	38,179,507

Cash and cash equivalents	Previous accounting framework 09.30.17	Adjustments	IFRS accounting framework 09.30.17
Cash	6,156,460	—	6,156,460
Argentine Central Bank (BCRA)	17,065,686	3,474,304	20,539,990
Financial institutions and correspondents	4,570,064	(3,608,478)	961,586
Local interfinancial loans	1,340,700	(1,340,700)	—

Total	29,132,910	(1,474,874)	27,658,036

Cash and cash equivalents	Previous accounting framework 12.31.16	Adjustments	IFRS accounting framework 12.31.16
Cash	14,176,412	—	14,176,412
Argentine Central Bank (BCRA)	31,230,217	—	31,230,217
Financial institutions and correspondents	2,664,369	(41,138)	2,623,231
Local interfinancial loans	1,705,000	(1,705,000)	—

Total	49,775,998	(1,746,138)	48,029,860

Under the previous reporting framework, Cash and due from banks and investments with high liquidity with an original maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows are from the use of the indirect method provided for by IAS 7.

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair Value	Fair value level	Book balance 09-30-18	Book balance 12-31-17	Position with no options	Options	Final position
SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Secured Bond, Maturity 2020	2423	67,320	2	67,320	—	67,320	—	67,320
Province of Rio Negro debt security, variable rate, Maturity 2021	42016	50,477	3	50,477	—	50,477	—	50,477
Argentine Treasury Bond in pesos, fixed rate, Maturity 2021	5318	32,770	2	32,770	19,776	32,770	—	32,770
Federal Government Bond in pesos adjusted by CER, Maturity 03-06-23	5324	28,080	2	28,080	—	28,080	—	28,080
Treasury Bills in pesos, Maturity 11-30-18	5259	20,150	1	20,150	—	20,150	—	20,150
Argentine Treasury Bond in pesos, fixed rate, Maturity 2026	5320	18,344	2	18,344	53,748	18,344	—	18,344
Treasury Bills in pesos, Maturity 09-30-19	5266	2,653	2	2,653	—	2,653	—	2,653
Treasury Bills in pesos, Maturity 03-29-19	5260	439	2	439	—	439	—	439
Federal Government Bond in pesos BADLAR private + 200 Pbs, Maturity 2022	5480	—	2	—	471,717	—	—	—
Argentine Treasury Bond in pesos, fixed rate, Maturity 09-19-2018	5317	—	2	—	138,271	—	—	—
Other		727		727	6,657	727	—	727

Subtotal Government Securities - In pesos		220,960		220,960	690,169	220,960	—	220,960

Government Securities - In foreign currency
Treasury Bills in USD, Maturity 10-12-18	5231	138	2	138	—	138	—	138
Treasury Bills in USD, Maturity 01-11-19	5248	40	2	40	—	40	—	40
Treasury Bills in USD, Maturity 11-30-18	5226	26	2	26	—	26	—	26
Treasury Bills in USD, Maturity 11-16-18	5241	5	1	5	—	5	—	5
Treasury Bills in USD, Maturity 04-27-18 (375D)	5216	—	2	—	385,645	—	—	—
Treasury Bills in USD, Maturity 04-27-18 (360D)	5217	—	2	—	305,651	—	—	—
Treasury Bills in USD, Maturity 08-24-18	5222	—	2	—	3,748	—	—	—
Treasury Bills in USD, Maturity 10-26-18	5240	—	2	—	388	—	—	—
Other		1,094		1,094	1,689	1,094	—	1,094

Subtotal Government Securities - In Foreign Currency		1,303		1,303	697,121	1,303	—	1,303

BCRA Bills
BCRA Bills, internal segment in pesos, Maturity 10-17-18	46831	97,952	1	97,952	—	97,952	—	97952
BCRA Bills, internal segment in pesos, Maturity 11-21-18	46832	9	1	9	—	9	—	9
BCRA Bills, internal segment in pesos, Maturity 02-21-18	46822	—	2	—	1,678,068	—	—	—
BCRA Bills, internal segment in pesos, Maturity 06-21-18	46827	—	2	—	1,158,375	—	—	—
BCRA Bills, internal segment in pesos, Maturity 05-16-18	46825	—	2	—	482,766	—	—	—
BCRA Bills, internal segment in pesos, Maturity 04-18-18	46824	—	2	—	418,317	—	—	—
BCRA Bills, internal segment in pesos, Maturity 03-21-18	46823	—	2	—	167,026	—	—	—
BCRA Bills, internal segment in pesos, Maturity 09-19-18	46830	—	2	—	126,998	—	—	—
BCRA Bills, internal segment in pesos, Maturity 07-18-18	46828	—	1	—	72,983	—	—	—
Other		—		—	146,655	—	—	—

Subtotal BCRA Bills		97,961		97,961	4,251,188	97,961	—	97,961

Private Securities
Corporate Bond Banco de Galicia y Bs. As. Class II	53478	49,250	3	49,250	—	49,250	—	49,250
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	44,800	3	44,800	—	44,800	—	44,800
Corporate Bond YPF S.A. Class XVII	38562	18,070	3	18,070	16,048	18,070	—	18,070
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	17,552	3	17,552	21,035	17,552	—	17,552
Corporate Bond YPF S.A. Class XXXV	39792	8,982	3	8,982	18,775	8,982	—	8,982
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,178	3	5,178	—	5,178	—	5,178
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	4,893	3	4,893	—	4,893	—	4,893
Corporate Bond Rombo Cia Financiera S.A. Class 36	52186	4,084	3	4,084	4,179	4,084	—	4,084
Corporate Bond Banco de Galicia y Bs. As. Maturity 05-18-20	52450	—	3	—	—	—	—	—
Corporate Bond Banco de la Provincia de Bs. As. Class III	32889	—	3	—	68,267	—	—	—
Other		—		—	5,790	—	—	—

Subtotal Private Securities		152,809		152,809	134,094	152,809	—	152,809

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		473,033		473,033	5,772,572	473,033	—	473,033

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair Value	Fair value level	Book balance as of 09-30-18	Book balance as of 12-31-17	Position without options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos at fixed rate, Maturity November 2020	5330	6,056,250	2	6,056,250	—	6,056,250	—	6,056,250
Argentine Treasury Bond adjusted by CER, Maturity 2021	5315	96,657	1	96,657	64,598	96,657	—	96,657
Secured Bond Maturity 2020	2423	—	2	—	1,469,473	—	—	—

Subtotal Government Securities - In pesos		6,152,907		6,152,907	1,534,071	6,152,907	—	6,152,907

Government Securities - In foreign currency
Treasury Bills in USD, Maturity 11-30-18	5226	2,486,859	2	2,486,859	—	2,486,859	—	2,486,859
Treasury Bills in USD, Maturity 11-16-18	5241	1,315,508	1	1,315,508	826,467	2,432,668	—	2,432,668
Treasury Bills in USD, Maturity 02-08-2019	5250	693,014	2	693,014	—	1,892,596	—	1,892,596
Treasury Bills in USD, Maturity 10-12-18	5231	863,069	2	863,069	395,258	863,069	—	863,069
Treasury Bills in USD, Maturity 03-15-19	5261	743,842	2	743,842	—	743,842	—	743,842
Federal Government Bond in Dual Currency, Maturity 02-13-20	5486	500,500	2	500,500	—	500,500	—	500,500
Treasury Bills in USD, Maturity 12-14-18	5229	495,004	2	495,004	243,498	495,004	—	495,004
Treasury Bills in USD, Maturity 10-26-18	5240	101,927	2	101,927	—	101,927	—	101,927
Treasury Bills in USD, Maturity 02-23-18	5234	—	2	—	1,500,077	—	—	—
Treasury Bills in USD, Maturity 03-16-18	5235	—	2	—	546,837	—	—	—
Other		—		—	534,093	—	—	—

Subtotal Government Securities - In foreign Currency		7,199,723		7,199,723	4,046,230	9,516,465	—	9,516,465

BCRA Bills
BCRA Liquidity Bills in pesos, Maturity 10-04-18	13254	9,704,685	2	9,704,685	—	9,704,685	—	9,704,685
BCRA Liquidity Bills in pesos, Maturity 10-05-18	13255	4,740,903	2	4,740,903	—	4,740,903	—	4,740,903
BCRA Liquidity Bills in pesos, Maturity 10-03-18	13253	2,975,544	2	2,975,544	—	2,975,544	—	2,975,544
BCRA Bills internal segment in pesos, Maturity 09-19-18	46830	—	2	—	422,503	—	—	—
BCRA Bills internal segment in pesos, Maturity 06-21-18	46827	—	2	—	1,805,368	—	—	—
BCRA Bills internal segment in pesos, Maturity 05-16-18	46825	—	2	—	2,376,688	—	—	—
BCRA Bills internal segment in pesos, Maturity 01-17-18	46821	—	2	—	5,932,590	—	—	—
Other		—		—	22,209	—	—	—

Subtotal BCRA Bills		17,421,132		17,421,132	10,559,358	17,421,132	—	17,421,132

Private Securities - In Pesos
Corporate Bond YPF S.A. Class XLIV	51096	100,375	3	100,375	103,341	100,375	—	100,375
Private Securities - In foreign currency
Corporate Bond John Deeree Credit Cia. Financiera S.A. Class XII	51620	110,202	3	110,202	57,249	110,202	—	110,202

Subtotal Private Securities		210,577		210,577	160,590	210,577	—	210,577

Subtotal Measured at Fair Value through OCI		30,984,339		30,984,339	16,300,249	33,301,081	—	33,301,081

MEASURED AT AMORTIZED COST
Private Securities - In Pesos
Corporate Bond EXO. S.A.		190	3	190	190	190	—	190

TOTAL OTHER DEBT SECURITIES		30,984,529		30,984,529	16,300,439	33,301,271	—	33,301,271

EQUITY INSTRUMENTS
Local:
Private Securities - In Pesos
Other		225	3	225	1,909	225	—	225
Foreign:
Private Securities - In foreign currency
Other		10,807	3	10,807	4,961	10,807	—	10,807

TOTAL EQUITY INSTRUMENTS		11,032		11,032	6,870	11,032	—	11,032

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18	12.31.17
COMMERCIAL PORTFOLIO
Normal performance	109,082,519	74,979,005

Preferred collaterals and counter guarantees “A”	2,420,255	1,429,483
Preferred collaterals and counter guarantees “B”	1,340,743	1,262,556
No preferred collateral or counter guarantees	105,321,521	72,286,966
With special follow-up	1,512,355	34,601

Under observation	1,512,355	34,601

Preferred collaterals and counter guarantees “B”	3,970	8,570
No preferred collateral or counter guarantees	1,508,385	26,031
Troubled	103,701	55,393

Preferred collaterals and counter guarantees “B”	3,446	—
No preferred collateral or counter guarantees	100,255	55,393
With high insolvency risk	238,879	58,410

Preferred collaterals and counter guarantees “B”	8,627	9,895
No preferred collateral or counter guarantees	230,252	48,515
Uncollectible	12,527	7,040

No preferred collaterals and counter guarantees	12,527	7,040

TOTAL	110,949,981	75,134,449

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO
Normal performance	70,786,914	54,359,057

Preferred collaterals and counter guarantees “A”	9,375	11,517
Preferred collaterals and counter guarantees “B”	6,695,439	2,620,981
No preferred collaterals and counter guarantees	64,082,100	51,726,559
Low risk	964,062	519,727

Preferred collaterals and counter guarantees “B”	37,518	35,935
No preferred collaterals and counter guarantees	926,544	483,792
Medium risk	908,102	480,012

Preferred collaterals and counter guarantees “B”	13,088	9,551
No preferred collaterals and counter guarantees	895,014	470,461
High risk	547,570	259,798

Preferred collaterals and counter guarantees “A”	51	—
Preferred collaterals and counter guarantees “B”	22,959	20,932
No preferred collaterals and counter guarantees	524,560	238,866
Uncollectible	49,252	36,685

Preferred collaterals and counter guarantees “A”	15	—
Preferred collaterals and counter guarantees “B”	8,148	6,784
No preferred collaterals and counter guarantees	41,089	29,901
Uncollectible for technical reasons	—	2

No preferred collaterals and counter guarantees	—	2

TOTAL	73,255,900	55,655,281

TOTAL GENERAL	184,205,881	130,789,730

- 95 -	EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	25,876,809	14.05%	16,002,640	12.24%
50 following largest customers	33,607,244	18.24%	21,441,157	16.39%
100 following largest customers	18,848,647	10.23%	10,907,665	8.34%
All other customers	105,873,181	57.48%	82,438,268	63.03%

TOTAL	184,205,881	100.00%	130,789,730	100.00%

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2018

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government secto	—	177	—	—	—	—	—	177
Argentine Central Bank (BCRA	—	1	—	—	—	—	—	1
Financial sector	—	2,985,803	2,487,897	1,004,346	1,463,266	1,351,681	1,177,942	10,470,935
Non-financial private sector and residents abroad	907,493	68,240,900	23,807,859	24,468,540	17,746,549	19,693,352	39,816,039	194,680,732

TOTAL	907,493	71,226,881	26,295,756	25,472,886	19,209,815	21,045,033	40,993,981	205,151,845

(1)	Balances hereof are total contractual flows and, therefore, include principal, interest and accrued and to be accrued accesories.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	09.30.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	17,144,324	6.93%	5,616,361	3.65%
50 following largest customers	20,199,867	8.16%	8,597,760	5.58%
100 following largest customers	12,992,446	5.25%	6,168,839	4.01%
All other customers	197,141,244	79.66%	133,579,773	86.76%

TOTAL	247,477,881	100.00%	153,962,733	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF SEPTEMBER 30, 2018

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	227,597,246	17,006,125	5,631,554	977,529	28,621	670	251,241,745
Non-financial government sector	2,024,578	23,859	—	65	—	—	2,048,502
Financial sector	196,891	—	—	—	—	—	196,891
Non-financial private sector and residents abroad	225,375,777	16,982,266	5,631,554	977,464	28,621	670	248,996,352
Liabilities at fair value through profit or loss	1,345,749	—	—	—	—	—	1,345,749
Derivative instruments	4,431,577	—	—	—	—	—	4,431,577
Other financial liabilities	19,728,791	172,661	232,227	449,144	892,466	198,599	21,673,888
Financing received from the BCRA and other financial institutions	277,654	2,497,271	2,815,977	—	187,725	—	5,778,627
Corporate bonds issued	51,233	355,092	184,523	661,547	1,079,614	611,482	2,943,491

TOTAL	253,432,250	20,031,149	8,864,281	2,088,220	2,188,426	810,751	287,415,077

(1)	Balances hereof are total contractual flows and, therefore, include principal, interest and accrued and to be accrued accesories.

EXHIBIT J

PROVISIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the year	Increases		Reversals	Applications	Balances as of 09.30.18	Balances as of 12.31.17
OF LIABILITIES
- Provisions for potential commitments	1,117	773	(1)	458	—	1,432	1,117
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for post-employment defined benefits plans	48,173	7,144	(2)	—	—	55,317	48,173
- Other	2,037,769	1,422,408	(3)	5	91,176	3,368,996	2,037,769

TOTAL PROVISIONS	2,092,059	1,430,325		463	91,176	3,430,745	2,092,059

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to prepaid medical services.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	TOTAL AS OF 09.30.18	AS OF 09.30.18 (per currency)				TOTAL AS OF 12.31.17
		Dollar	Euro	Real	Other
ASSETS
Cash and Deposits in Banks	49,920,771	47,597,773	2,261,853	18,632	42,513	21,258,981
Debt securities at fair value through profit or loss	1,303	1,303	—	—	—	697,121
Repo transactions	8,249,233	8,249,233	—	—	—	4,372,912
Other financial assets	630,847	625,042	5,805	—	—	114,932
Loans and other financing	62,109,698	61,843,700	265,998	—	—	28,183,009
Non-financial government sector	22	22	—	—	—	62
Argentine Central Bank (BCRA)	1	1	—	—	—	—
Other financial institutions	133,989	133,989		—	—	93,156
Non-financial private sector and residents abroad	61,975,686	61,709,688	265,998	—	—	28,089,791
Other Debt Securities	7,308,823	7,308,823	—	—	—	4,102,722
Financial assets pledged as collateral	3,988,688	3,988,688	—	—	—	766,844
Investments in Equity Instruments	10,807	10,807	—	—	—	4,961

TOTAL ASSETS	132,220,170	129,625,369	2,533,656	18,632	42,513	59,501,482

LIABILITIES
Deposits	115,780,018	113,915,327	1,864,691	—	—	54,349,370
Non-financial government sector	471,294	465,829	5,465	—	—	101,861
Financial sector	95,859	93,816	2,043	—	—	55,867
Non-financial private sector and residents abroad	115,212,865	113,355,683	1,857,182	—	—	54,191,642
Liabilities at fair value through profit or loss	814,658	814,658	—	—	—	—
Other financial liabilities	6,145,494	5,849,981	282,808	—	12,705	2,139,909
Financing received from the BCRA and other financial institutions	5,625,720	5,361,270	264,450	—	—	298,578
Other non-financial liabilities	534,206	524,140	10,066	—	—	335,829

TOTAL LIABILITIES	128,900,096	126,465,376	2,422,015	—	12,705	57,123,686

EXHIBIT O

DERIVATIVES

AS OF SEPTEMBER 30, 2018

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying Assets	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term for Settlement of Differences	Amount
SWAPS	Financial transactions own account	—	At maturity for differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	28	14	47	3,844,481
SWAPS	Interest rate hedging	—	At maturity for differences	RESIDENTS IN THE COUNTRY NON- FINANCIAL SECTOR	122	12	6	13,181
REPO TRANSACTIONS	Financial transactions own account	Other	At maturity for differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	3	1,222,951
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	At maturity for differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	4	227,111
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	At maturity for differences	RESIDENTS IN THE COUNTRY NON- FINANCIAL SECTOR	6	1	184	18,127,121
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	4	2	1	31,349,461
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	4	2	1	14,263,860
FUTURES	Financial transactions own account	Foreign Currency	At maturity for differences	RESIDENTS ABROAD FINANCIAL SECTOR	1	1	29	212,769
FUTURES	Financial transactions own account	Foreign Currency	At maturity for differences	RESIDENTS IN THE COUNTRY NON- FINANCIAL SECTOR	5	3	160	19,567,749

EXHIBIT R

ADJUSTMENT OF VALUES FOR LOSSES - ALLOWANCES FOR LOAN LOSSES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the year	Increases		Reversals	Applications	Balances as of 09.30.18	Balances as of 12.31.17
Other financial assets	57,566	15,045	(1)	2,594	1,340	68,677	57,566

Loans and other financing	2,277,351	2,723,719	(1)	69,142	931,010	4,000,918	2,277,351
Other financial institutions	78,521	72,231		60,546	—	90,206	78,521
Non-financial private sector and residents abroad	2,198,830	2,651,488		8,596	931,010	3,910,712	2,198,830
Overdrafts	79,099	67,817		—	64,653	82,263	79,099
Discounted instruments	376,589	648,397		—	1,609	1,023,377	376,589
Real estate mortgage	38,924	44,555		—	79	83,400	38,924
Collateral loans	55,288	7,176		—	8,700	53,764	55,288
Consumer loans	473,853	513,748		—	230,467	757,134	473,853
Credit cards	805,049	996,417		—	447,121	1,354,345	805,049
Financial leases	34,705	21,890		—	6,645	49,950	34,705
Other	335,323	351,488		8,596	171,736	506,479	335,323
Private Securities	1,605	737	(2)	—	—	2,342	1,605
Occasional commitments	1,117	773		458	—	1,432	1,117

TOTAL ALLOWANCES	2,337,639	2,740,274	(3)	72,194	932,350	4,073,369	2,337,639

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration what was mentioned above in Note 8 - Other financial assets and Note 9 - Loans and other financing, to the separate financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of:

- Other financial assets	12,324
- Loans and other financing	389,413
- Private securities	635

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	Telephone+54 11 4316 5700 Fax +54 (11) 4316 5800 Internet.... www.kpmg.com.ar

REPORT ON THE REVIEW OF THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Legal address: Av. Córdoba 111

City of Buenos Aires

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Report on Interim Financial Statements

We have reviewed the attached condensed separate interim financial statements of BBVA BancoFrancés S.A. (the “Entity”), which comprise the statement of financial position as at September 30, 2018, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period ended as of that date, exhibits and the selected explanatory notes.

The balances and other information corresponding to the fiscal year 2017 and interim periods are an integral part of the aforementioned financial statements and should therefore be considered in relation to those financial statements.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as described in Note 2 to the attached financial statements, are based on the International Financial Reporting Standards (“IFRS”) and specifically on International Accounting Standard No. 34, “Interim Financial Reporting” (IAS 34), as issued by the International Accounting Standards Board (“IASB”) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exception in the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments”, which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Besides, given the effectiveness of Communication “A” 3921 issued by the BCRA, the Entity has not applied International Accounting Standard 29 “Financial reporting in Hyperinflationary Economies” (IAS 29) for the preparation of these financial statements. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Scope of the Review

Our responsibility is to express a conclusion on the accompanying condensed separate interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and other review procedures on the accounting information included in the interim financial statements and making inquiries to persons responsible for financial and accounting matters. It is substantiallyless in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion on the separate financial statements of interim period condensed attached.

KPMG, una sociedad argentina y firma miembro de la red de firmas miembro independientes de KPMG afiliadas a

KPMG International Cooperative (“KPMG International”), una entidad suiza. Derechos reservados.

Conclusion

Based on our review, nothing has come out to our attention that causes us to believe that the accompanying condensed separate interim financial statements of BBVA Banco Francés S.A. have not been prepared, in all material respects, in conformity with the financial reporting framework established by the BCRA as described in Note 2 to the accompanying financial statements.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following information disclosed in the attached financial statements:

a)

as mentioned in Note 2 to the accompanying financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to the financial reporting framework established by the BCRA, which differs from IFRS in relation with the application of Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” that was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions and considering, in turn, the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the treatment to be applied to uncertain tax positions,

b)

as mentioned in Note 2 to the accompanying financial statements, given the effectiveness of Communication “A” 3921 of the BCRA, the Entity has not applied International Accounting Standard 29 (IAS 29) “Financial reporting in Hyperinflationary Economies” for the preparation of the accompanying financial statements.

As of the date of this report, the Entity is in the process of quantifying the effect that the application of IAS 29 would have, as mentioned in section b) above. The issues indicated in paragraphs a) and b) above do not modify the conclusion expressed in the previous paragraph but must be taken into account by those users who use IFRS for the interpretation of the attached financial statements,

c)

as mentioned in Note 3 to the accompanying financial statements, they refer to an interim period in the first fiscal year in which the Entity applies the new financial reporting framework established by the BCRA. The effects of the changes caused by the application of this new accounting framework are presented in note 42 to the accompanying financial statements. The items and figures, contained in the reconciliations included in these note, are subject to changes that may occur as a result of changes in IFRS that are finally applied and can only be considered final when preparing the annual financial statements for the current fiscal year. This issue does not modify the conclusion expressed in the previous section.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, November 22, 2018.

KPMG

María Gabriela Saavedra

Partner

INFORMATION REPORT FOR

THE PERIOD ENDED

SEPTEMBER 30, 2018

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA set forth the application of International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 with a temporary exception for Section 5.5 - “Impairment”, in IFRS 9 and considering, in turn, the accounting standards set forth by that Regulatory Authority through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax provisions. Besides, in the particular case of International Accounting Standard (IAS) No. 29, due to the effectiveness of Decree No. 664/2003 and Communication “A” 3921 of the BCRA which prohibit the presentation of information adjusted for inflation, the Entity has not quantified the effects that the application thereof would have (“New financial reporting framework set forth by the BCRA”). As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of September 30, 2018, December 2017 and September 30, 2017.

As of September 30, 2018 assets amounted to 333,982,353, liabilities amounted to 298,254,138 and shareholders’ equity amounted to 35,728,215.

On September 25, 2018, BBVA Francés ceased to have control over Volkswagen Financial Services Compañía Financiera S.A. (VWFS) due to the termination of the two-year term committed by the Bank to provide financing to the company if it would fail to diversify its sources of funding. According to International Financing Reporting Standard (IFRS) No. 11 “Joint Arrangements”, VWFS qualifies as a joint arrangement and, as such, it has been deconsolidated since such date.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.8 million customers as of September 30, 2018. That network includes 251 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 15 in-company banks, one point of sales, two points of Express attention, 820 ATMs and 823 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,250 employees as of September 30, 2018.

The private loans portfolio totaled 178,638,385 million pesos as of September 30, 2018, reflecting an increase by 61.5% as compared to the same period of the previous year, which allowed the Bank to win 14 basis points of the market share, reaching 8.4% as of the end of the nine-month period.

The growth of the loans portfolio was backed by the growth in the mortgage loans and personal loans portfolios, which recorded an increase by 188.1% and 56% as compared to September 2017, respectively, while the credit cards and collateral loans business continued to strengthen, increasing in consumer market share. Collateral loans has dropped during the period mainly due to the effect generated by the deconsolidation of Volkswagen Compañía Financiera.

Besides, commercial loans also dropped compared to the same period of 2017.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular compliance/total financing) was 1.01%, with a coverage level (total allowances/irregular compliance financing) of 215.1% as of September 30, 2018.

The total exposure for securities and loans to the Government Sector totaled 41,100,009 pesos at year end, including repos both with the BCRA and Argentina, the latter for USD 250 million.

Information not Covered by the Review Report.

In terms of liabilities, customers’ resources totaled 247,227,968, with an increase by 90.5% over the last twelve months.

The market share of deposits to the private sector increased to 24 basis points, and reached 8.4% as of September 30, 2018.

Breakdown of changes in the main income/loss items:

BBVA Francés recorded an accumulated profit as of September 30, 2018 of 6,767,534, representing a return on average liabilities of 2.9% and a return on average assets of 2.5%.

Net financial income totaled 17,666,487, with a 69.7% growth as compared with the same period of the previous year, mainly driven by the growth of the activity and better spreads.

Net income from services totaled 3,291,728, a 70.7% increase compared with the same period for the previous year. This increase is due to both the increase in activity and the rise in prices and commissions from credit and debit cards, which is reflected in the increase of the consumption quota.

Administrative expenses and personnel benefits totaled 11,371,779, a 31.4% growth in relation to those recorded for September 2017. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

BBVA Francés will continue to strengthen its strategy based on the growth and transformation for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-sell, improving the quality of service and evolving in efficiency levels as well as the development and training of teams.

Likewise, in a context that has turned out to be more complex, focus will be made on funding, mainly retail, so as to reach a higher efficiency in the mix and developing more relevant liabilities for the purpose of sustaining credit growth.

Information not covered by the Review Report.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	09.30.18 (1)	09.30.17 (1)
Total Assets	333,982,353	185,198,241
Total Liabilities	298,254,138	156,390,868
Parent’s Shareholders’ Equity	35,699,118	28,509,307
Minority interest	29,097	298,066
Total Liabilities + Minority interest + Shareholders’ Equity	333,982,353	185,198,241

	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Total Assets	130,932,897	92,177,134	74,947,272
Total Liabilities	114,667,119	79,350,232	65,182,951
Minority interest	388,148	298,800	246,802
Shareholders’ Equity	15,877,630	12,528,102	9,517,519
Total Liabilities + Minority interest + Shareholders’ Equity	130,932,897	92,177,134	74,947,272

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF INCOME STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	09.30.18 (1)	09.30.17 (1)
Net interest income	17,666,487	10,411,179
Net commission income	3,291,728	1,928,008
Net income / (loss) from measurement of financial instruments at fair value through profit or loss	(90,424)	1,855,096
Net income / (loss) from write-down of assets at amortized cost and at fair value through OCI	(54,157)	6,723
Gold and foreign currency quotation differences	4,329,081	1,372,182
Other operating income	3,655,282	3,253,816
Loan loss provision	(2,363,194)	(1,395,009)
Net operating income	26,434,803	17,431,995
Personnel benefits	(6,390,864)	(4,866,369)
Administrative expenses	(4,980,915)	(3,791,092)
Asset depreciation and impairment	(626,686)	(468,940)
Other operating expenses	(5,217,967)	(4,271,191)
Operating income	9,218,371	4,034,403
Income from associates and joint ventures	210,212	386,661
Income before income tax from continuing activities	9,428,583	4,421,064
Income before income tax from continuing activities	(2,661,049)	(1,299,810)
Income tax from continuing activities	6,767,534	3,121,254
Net income for the period	6,767,534	3,121,254

	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Financial income	9,170,396	6,587,358	5,638,654
Loan loss provision	(723,815)	(439,476)	(422,340)
Income from services	3,246,377	2,714,330	2,430,573
Administrative expenses	(6,701,363)	(4,703,610)	(4,128,857)

Net intermediation income	4,991,595	4,158,602	3,518,030
Miscellaneous profits and losses - net	197,514	29,875	196,145
Loss from minority interest	(94,821)	(96,734)	(74,407)
Income tax and minimum presumed income tax	(2,033,021)	(1,495,517)	(1,249,629)

Net income for the period	3,061,267	2,596,226	2,390,139

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE WITH

THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	09.30.18 (1)	09.30.17 (1)
Net cash generated by / (used in) operating activities	14,893,540	(26,169,374)
Net cash generated by / (used in) investment activities	758,331	(1,340,552)
Net cash generated by financing activities	5,281,917	4,685,790
Effect of exchange rate changes	28,722,481	2,382,329

Total cash generated by / (used in) during the period	49,656,269	(20,441,807)

	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Net cash generated by operating activities	6,644,503	3,510,633	1,065,138
Net cash used in investment activities	(1,262,832)	(1,014,942)	(990,858)
Net cash used in financing activities	(2,967,873)	(1,394,829)	(363,113)

Total cash generated by / (used in) during the period	2,413,798	1,100,862	(288,833)

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

STATISTICAL DATA COMPARATIVE WITH THE SAME PERIOD

FOR PREVIOUS YEARS

(Variation of balances during the same period of the previous fiscal year)

09.30.18 / 17 (1)
Total loans	61.51%
Total Deposits	90.48%
Income / (loss)	116.82%
Shareholders’ Equity	24.02%

	09.30.17 /16 (2)	09.30.16 / 15 (2)	09.30.15 / 14 (2)	09.30.14 / 13 (2)
Total loans	56.86%	42.45%	23.22%	20.56%
Total Deposits	41.39%	45.38%	27.10%	25.72%
Income / (loss)	-19.73%	17.91%	8.62%	105.99%
Shareholders’ Equity	55.18%	26.74%	31.63%	51.26%

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS WITH THE SAME PERIODS FOR PREVIOUS YEARS

	09.30.18 (1)	09.30.17 (1)
Solvency (1)	11.98%	18.42%
Liquidity (2)	48.25%	37.02%
Tied-up capital (3)	27.34%	32.99%
Indebtedness (4)	8.35	5.43

(1)	Total Shareholders’ Equity/Liabilities.
(2)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(3)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(4)	Total Liabilities/Shareholders’ Equity.

	09.30.16 (2)	09.30.15 (2)	09.30.14 (2)
Solvency (1)	13.80%	15.73%	14.55%
Liquidity (2)	47.29%	46.82%	44.63%
Tied-up capital (3)	2.84%	2.88%	2.69%
Indebtedness (4)	7.25	6.36	6.87

(1)	Total Shareholders’ Equity/Liabilities (including minority interest).
(2)	Sum of cash and due from banks and government and private securities/deposits.
(3)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(4)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new book-entry ordinary shares. Refer to Note 29. Stock Capital of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. for an amount of 204,000 thousand pesos, equivalent to 204,000,000 ordinary, non-endorsable registered shares, with a value of $1 and one vote per share.

On September 25, 2018, the Entity made a capital contribution in proportion to its ownership interest in Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. for an aggregate amount of 26,945 thousand pesos, equivalent to 26,944,600 ordinary, non-endorsable registered shares, with a value of $1 and one vote per share.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown per Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities per Remaining Terms” of BBVA Banco Francés S.A.’s Condensed Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the financial effects of maintenance:

Item	Local currency			Foreign currency
In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances) Loans and other financing	104,707,643	11,731,519	90,453	62,108,948	—

TOTAL	104,707,643	11,731,519	90,453	62,108,948	—

	Local currency			Foreign currency
Item In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause	Securities
Deposits and liabilities
Deposits	101,196,335	2,375,373	27,876,242	93,890,309	21,889,709	—
Other liabilities (1)	3,784,286	—	29,450,657	5,658,393	6,678,188	660,882

TOTAL	104,980,621	2,375,373	57,326,899	99,548,702	28,567,897	660,882

(1)

Includes the following items: Derivative instruments, Repo Transactions, Other financial liabilities, Loans received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 44. Subsidiaries and Note 46. Related Parties of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Does not apply.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19,550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, premises and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of premises and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	5,951,288	18,477,265
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquake	21,264,450	9,649,614
Motor vehicles	All kinds of risks and third-party insurance	20,836	13,651
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	81,793	—

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Condensed Consolidated Financial Statements.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances on account of future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the cessation of restrictions on the distribution of retained earnings.

Refer to Note 47. Restrictions on the payment of dividends of the Condensed Consolidated Financial Statements of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: January 30, 2019	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer